SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07
4 - NIRE (State Registration Number) 3.530.015.770

01.02 - HEAD OFFICE

1 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	2 - DISTRICT Itaim Bibi
3 - ZIP CODE 04530-001	4 - CITY São Paulo	5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 2122-1200	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 2122-1200	13 - FAX -	14 - FAX -
15 - E-MAIL acir@ambev.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Graham David Staley
2 - ADDRESS Rua Dr. Renato Paes de Barros, 1017 4º andar	3 - DISTRICT Itaim Bibi
4 - ZIP CODE 04530-001	5 - CITY São Paulo	6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 2122-1200	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2122-1200	14 - FAX -	15 - FAX -
16 - E-MAIL acir@ambev.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	1	1/1/2008	03/31/2008	4	10/1/2007	12/31/2007
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER IN CHARGE Pedro Augusto de Melo					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 011.512.108-03

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2008	2 - PREVIOUS QUARTER 12/31/2007	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2007
Paid-in Capital
1 - Common	345,055	345,055	345,010
2 - Preferred	279,362	279,362	299,572
3 - Total	624,417	624,417	644,582
Treasury shares
4 - Common	1,796	1,191	1,094
5 - Preferred	11,044	7,668	13,906
6 - Total	12,840	8,859	15,000

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Foreign
4 - ACTIVITY CODE 1090 - Beverages and Tobacco
5 - MAIN ACTIVITY Production of beer and soft drinks
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	4/3/2008	Dividends	4/28/2008	Common	1.3300000000
02	RCA	4/3/2008	Dividends	4/28/2008	Preferred	1.4630000000
03	RCA	4/3/2008	Interest attributed to shareholders’ equity	4/28/2008	Common	0.4000000000
04	RCA	4/3/2008	Interest attributed to shareholders’ equity	4/28/2008	Preferred	0.4400000000

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1	Total assets	30,183,968	30,561,464
1.01	Current assets	3,362,017	4,101,146
1.01.01	Available funds	456,767	920,831
1.01.01.01	Cash and cash equivalents	456,767	920,831
1.01.02	Credits	758,042	1,466,942
1.01.02.01	Clients	446,305	952,821
1.01.02.02	Sundry Credits	311,737	514,121
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable taxes	311,737	514,121
1.01.03	Inventories	752,843	604,930
1.01.03.01	Finished products	197,781	158,131
1.01.03.02	Work in process	55,130	56,433
1.01.03.03	Raw materials	232,874	214,138
1.01.03.04	Production materials	186,744	110,644
1.01.03.05	Supplies and other	81,488	66,733
1.01.03.06	Provision for losses	(1,174)	(1,149)
1.01.04	Other	1,394,365	1,108,443
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	234,046	106,372
1.01.04.02	Deferred income and social contribution taxes	642,184	535,935
1.01.04.03	Prepaid expenses	385,567	273,786
1.01.04.04	Deferred result of financial instruments	64,574	96,435
1.01.04.05	Other assets	67,994	95,915
1.02	Non-current assets	26,821,951	26,460,318
1.02.01	Long-term assets	3,849,132	3,995,788
1.02.01.01	Sundry Credits	2,491,547	2,658,338
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	299,090	281,743
1.02.01.01.02	Advances to employees for purchase of shares	36,067	41,327
1.02.01.01.03	Deferred income and social contribution taxes	2,156,390	2,335,268
1.02.01.02	Credits with Related Parties	892,567	940,278
1.02.01.02.01	Direct and Indirect Associated companies	0	0
1.02.01.02.02	Subsidiaries	892,567	940,278
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	465,018	397,172
1.02.01.03.01	Assets held for sale	68,237	68,237
1.02.01.03.02	Prepaid expenses	112,523	121,577
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	177,619	184,606
1.02.01.03.05	Advance for future capital increase	82,743	0
1.02.01.03.06	Other assets	5,393	4,249
1.02.02	Permanent Assets	22,972,819	22,464,530
1.02.02.01	Investments	17,991,131	17,352,029

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1.02.02.01.01	Interest in Direct and Indirect Associated Companies	0	0
1.02.02.01.02	Interest in Direct and Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	17,159,024	16,996,964
1.02.02.01.04	Interest in Subsidiaries – goodwill	816,139	339,097
1.02.02.01.05	Other investments	15,968	15,968
1.02.02.02	Property, plant and equipment	2,560,341	2,606,875
1.02.02.03	Intangible assets	350,951	328,549
1.02.02.04	Deferred charges	2,070,396	2,177,077

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2	Total liabilities	30,183,968	30,561,464
2.01	Current liabilities	5,386,250	5,711,760
2.01.01	Loans and financings	1,691,013	1,201,169
2.01.02	Debentures	54,441	55,468
2.01.03	Suppliers	760,250	1,083,649
2.01.04	Taxes, charges and contributions	600,563	1,055,347
2.01.04.01	Income and social contribution taxes	86,163	303,926
2.01.04.02	Other taxes and contributions payable	514,400	751,421
2.01.05	Dividends payable	294,526	33,582
2.01.05.01	Dividends payable	13,041	13,090
2.01.05.02	Provision for interest attributed to shareholders’ equity	281,485	20,492
2.01.06	Provisions	37,990	70,353
2.01.07	Accounts payable to related parties	1,167,894	1,212,454
2.01.08	Other	779,573	999,738
2.01.08.01	Unrealized loss on derivatives	236,612	546,674
2.01.08.02	Marketing accounts payable	304,006	170,210
2.01.08.03	Payroll, profit sharing and related charges	156,811	199,259
2.01.08.04	Other liabilities	82,144	83,595
2.02	Non-current liabilities	7,411,685	7,429,754
2.02.01	Long-term liabilities	7,214,688	7,271,487
2.02.01.01	Loans and financings	2,606,327	2,633,453
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	393,167	386,618
2.02.01.03.01	For contingencies	393,167	386,618
2.02.01.04	Accounts payable to related parties	1,391,301	1,375,632
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	758,813	810,704
2.02.01.06.01	Deferral of taxes on sales	409,287	450,188
2.02.01.06.02	Provision for medical assistance benefits/Other	99,717	97,420
2.02.01.06.03	Deferred income and social contribution taxes	17,521	18,571
2.02.01.06.04	Unsecured liabilities – subsidiaries	231,708	244,030
2.02.01.06.05	Other liabilities	580	495
2.02.02	Future taxable income	196,997	158,267
2.04	Shareholders' equity	17,386,033	17,419,950
2.04.01	Paid-in capital stock	6,105,207	6,105,207
2.04.02	Capital reserves	8,279,100	8,793,708
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	9,254,480	9,254,528
2.04.02.03	Tax incentives	698,178	698,049
2.04.03	Treasury shares	(1,673,558)	(1,158,869)
2.04.03.01	Revaluation reserves	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit reserves	2,521,035	2,521,035
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	2,312,203	2,312,203
2.04.04.02.01	For Investments	2,312,203	2,312,203
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings/accumulated losses	480,691	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross sales and/or services	6,531,410	6,531,410	6,070,062	6,070,062
3.02	Gross sales deductions	(3,593,010)	(3,593,010)	(3,227,612)	(3,227,612)
3.03	Net sales and/or services	2,938,400	2,938,400	2,842,450	2,842,450
3.04	Cost of sales and/or services	(1,077,137)	(1,077,137)	(991,079)	(991,079)
3.05	Gross profit	1,861,263	1,861,263	1,851,371	1,851,371
3.06	Operating Expenses/Income	(983,911)	(983,911)	(1,018,518)	(1,018,518)
3.06.01	Selling	(536,112)	(536,112)	(451,244)	(451,244)
3.06.02	General and administrative	(369,451)	(369,451)	(266,353)	(266,353)
3.06.02.01	Administrative Expenses	(118,578)	(118,578)	(116,883)	(116,883)
3.06.02.02	Management fees	(5,734)	(5,734)	8,946	8,946
3.06.02.03	Provisions for contingencies	(28,481)	(28,481)	(25,000)	(25,000)
3.06.02.04	Depreciation and amortization	(216,658)	(216,658)	(133,416)	(133,416)
3.06.03	Financial	(242,823)	(242,823)	(182,435)	(182,435)
3.06.03.01	Financial income	19,748	19,748	60,087	60,087
3.06.03.02	Financial expenses	(262,571)	(262,571)	(242,522)	(242,522)
3.06.04	Other operating income	64,761	64,761	51,780	51,780
3.06.05	Other operating expenses	(32,548)	(32,548)	(86,213)	(86,213)
3.06.06	Equity accounting results	132,262	132,262	(84,053)	(84,053)
3.07	Operating income	877,352	877,352	832,853	832,853
3.08	Non-operating income	(1,838)	(1,838)	9,450	9,450
3.08.01	Income	249	249	9,640	9,640
3.08.02	Expenses	(2,087)	(2,087)	(190)	(190)
3.09	Income before taxes/profit sharing	875,514	875,514	842,303	842,303
3.10	Provision for income and social contribution taxes	(60,921)	(60,921)	(27,493)	(27,493)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 9/30/2007	4 - 1/1/2008 to 9/30/2007	5 - 1/1/2006 to 3/31/2006	6 - 1/1/2007 to 3/31/2007
3.11	Deferred income tax	(71,578)	(71,578)	(200,985)	(200,985)
3.12	Statutory Contributions/Profit Sharing	809	809	32,035	32,035
3.12.01	Profit Sharing	809	809	32,035	32,035
3.12.01.01	Employees	2,327	2,327	30,894	30,894
3.12.01.02	Management	(1,518)	(1,518)	1,141	1,141
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	743,824	743,824	645,860	645,860
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	611,577	611,577	629,582	629,582
	EARNINGS PER SHARE (Reais)	1.21624	1.21624	1.02586	1.02586
	LOSS PER SHARE (Reais)

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Amounts in thousands of Brazilian reais, unless otherwise stated

1.	OUR GROUP AND OPERATIONS

a)	Overview

Companhia de Bebidas das Américas - AmBev (referred as “Company” or “AmBev” or “Parent Company”), headquartered in São Paulo, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages and malt, either directly or by participating in other companies in Brazil and elsewhere in the Americas.

The Company maintains a franchising agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Lipton Ice Tea, Gatorade and H2OH!.

The Company maintains a licensing agreement with Anheuser-Busch, Inc., through its subsidiary Labatt Brewing Company Limited (“Labatt Canada”), to produce, bottle, sell and distribute Budweiser products in Canada. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois under license of InBev S.A./N.V. (“InBev”) in Brazil, Argentina, Canada, and other countries and, by means of a license granted to InBev, it distributes Brahma in the United States and in certain countries of Europe, Asia and Africa.

The Company’s shares are traded on the São Paulo Stock Exchange – BOVESPA and on the New York Stock Exchange – NYSE, as American Depositary Receipts - ADRs.

b)	Main events occurred in the periods of 2008 and of 2007

(i) Outcome of the public tender offer for the shares of Quilmes Industrial S.A. (“Quinsa”)

The Company announced on February 12, 2008 the closure of the public voluntary tender offer to acquire 5,483,950 Class A shares and up to 8,800,060 Class B shares (including Class B shares issued as American Depositary Shares (“ADS”) issued by its subsidiary Quinsa, Société Anonyme (“Quinsa”), which represent the outstanding Class A and Class B shares (including Class B shares held as ADS) not owned by AmBev or by its subsidiaries.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

AmBev has accepted the purchase of 3,136,001 Class A shares, and 8,239,536.867 Class B shares (including 7,236,336.867 Class B shares held as ADS) issued by Quinsa, representing 57% of Quinsa’s Class A shares and 94% of Quinsa’s Class B shares not owned by AmBev or by its subsidiaries, that were tendered and not withdrawn.

With the settlement of the offering, which took place on February 15, 2008, AmBev’s interest in Quinsa’s voting capital will be of 99.56%, holding a 99.27% economic interest.

The Company disbursed the amount of R$617,632 (the equivalent to US$353,499), to settle the transaction, which generated goodwill in the amount of R$500,737.

(ii) Interest increase – Lambic Holding S.A. (“Lambic”)

On January 24, 2008, the Company, through its subsidiary Cervejarias Reunidas Skol Caracu S.A. (“Skol”), paid the company Lince Netherlands BV the amount of R$82,262 (the equivalent to US$46,000), related to the acquisition of 12.901% of the shares of the Argentinean company Lambic.

(iii) Acquisition of Obrinvest – Obras e Investimentos S.A. (“Obrinvest”)

On January 16, 2008, the Company acquired the total capital stock of Obrinvest – Obras e Investimentos S.A., the owner of Cintra brand. The difference between the amount of R$16,614 paid and Obrinvest’s equity value of R$185 was recorded in “Intangible assets” as brands and patents.

(iv) Acquisition of Lakeport Brewing Income Fund (“Lakeport”) by Labatt Brewing Company Ltd (“Labatt Canada”)

On March 30, 2007 Labatt Canada acquired 91.43% of Lakeport’s Units, and paid for the Units the amount of CAD$208,468 (equivalent to R$354,838 on March 31, 2008), recording a goodwill of CAD$205,935 (equivalent to R$350,526 on March 31, 2008), which is being amortized in a straight-line basis in the course of 10 years. Subsequent to the compulsory acquisition of the non-tendered Units, Lakeport became Labatt Canada’s wholly-owned subsidiary. Labatt Canada made the necessary application to have the Units delisted from the Toronto Stock Exchange and will take steps to notify and obtain appropriate orders to permit it to cease being a reporting issuer under Canadian securities legislation.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(v) Sale and purchase agreement related to Cervejaria Cintra Indústria e Comércio Ltda. (“Cintra”)

On March 28, 2007, the Company announced the execution of the purchase and sale agreement of the total quotas of Goldensand Comércio e Serviços Ltda. ("Goldensand"), Cintra’s parent company, owing 95.89% of the total shares. The amount paid for the purchase was R$43,167 and resulted in goodwill, after review and adjustment to the goodwill initially calculated, in the amount of R$363,069, which is being amortized in 10 years.

In addition, the Company, through a subsidiary, also acquired 4.11% of Cintra’s shares at the acquisition price of R$6,482, resulting in goodwill, after review and adjustment to the goodwill initially calculated, of R$13,061, which is being amortized in 10 years. These transactions did not include the acquisition of Cintra’s brands and distribution assets.

The adjusted consolidated opening balance sheet of Goldensand is as follows:

04.17.07
Current assets	32,742
Long-term assets	141,316
Property, plant and equipment	154,550
Current liabilities	58,358
Long-term liabilities	345,660
Provision for contingencies	251,086
Minority interest (*)	(6,594)
Shareholders’ equity	(319,902)
(*) Indirect interest of Monthiers, a wholly-owned subsidiary of AmBev.

(vi) Acquisition of 20% of the common shares of the subsidiary Compañia Cervecera AmBev Ecuador S.A. (“AmBevEcuador”)

On March 5, 2007, the Company, through its subsidiary Monthiers S.A. (“Monthiers”), acquired 120,500 common shares of AmBev Ecuador from Freeville Management Ltd., for the amount of US$1,336, representing an interest increase of 20% in its capital stock. Thus, the Company increased its interest in the capital of AmBevEcuador from 80% to 100% and recorded goodwill of R$770.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING PRACTICES

The accounting practices adopted by the Company in the preparation of the quarterly information are consistent with those adopted by the Company in the preparation of the audited financial statements related to the year ended December 31, 2007.

a) Law 11,638 – amendment to the Brazilian Corporate Law

Law No. 11,638, published in the Official Federal Gazette on December 28, 2007, effective as from January 1st, 2008, changed a number of provisions in Law No.6,404 (Brazilian Corporate Law). The purpose of this new law was to update the Brazilian Corporate Law, to converge the Brazilian generally accepted accounting practices to the International financial reporting standards (IFRS) and to allow for new accounting pronouncements to be issued by the Brazilian Securities and Exchange Commission (CVM) based on International accounting practices.

Based on CVM Rule 469 issued on May 2, 2008, which allows publicly-held companies to choose to apply the provisions of Law 11,638 to the Quarterly Information (ITRs) during 2008, the Company’s management highlights the following issues that, it believes, may change the presentation of the financial statements and the criteria for determination of the financial position and earnings for the year ending December 31, 2008:

1)
The mandatory disclosure of the Statement of Changes in Financial Position was eliminated and will be replaced by the Statement of Cash Flows, already disclosed by the Company as complementary information. Additionally, the Statement of Added-Value was also introduced as a mandatory disclosure and will be disclosed by the Company as from the year ending December 31, 2008.

2)
Intangible assets and rights were segregated from the tangible ones, and permanent assets are now classified into investments, property, plant and equipment, intangible items and deferred charges. This was already incorporated in the quarterly information as of March 31, 2008, as well as in the balance sheets as of December 31, 2007.

3)
The caption "Equity valuation adjustments" was created under Shareholders' Equity. Any counterparties to increases or decreases in the amount assigned to asset and liabilities items, arising from its market price valuation, will be considered as adjustments to equity while not computed in the income statement for the year in accordance with the accrual basis. As mentioned in Note 13 (b)(ii), as of March 31, 2008, unrealized losses from commodity and currency hedge agreements totaled R$10,049, and were deferred as Other assets. Should these changes be recognized as “equity evaluation adjustment”, assets and shareholders’ equity would be reduced in said amount, not considering the possible effect of the corresponding deferred income tax.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4)
Pre-operating expenses and restructuring costs effectively contributing to increase in earnings for the year for more than one fiscal year and not representing just a decrease in costs or addition to the operating efficiency will be classified as Deferred Charges. The Management of the Company believes that expenses currently recorded as Deferred Assets will contribute to increasing the result of more than one year, and, thus, this change is not expected to result in material impacts.

5)
Tax incentives will no longer be classified as a capital reserve, and will now be recognized in the income statement for the year. In view of determination by the Management bodies, the General Shareholders' Meeting may assign part of the profit corresponding to these incentives for recognition of a Fiscal Incentives Reserve, to be created as part of the profit reserves and that may be excluded from the mandatory dividend calculation basis. Tax incentives generated in the first quarter totaled R$38,797, and, pursuant to CVM Rule 469, were accounted temporarily as Deferred Income.

6)	Additionally, the criteria for valuation of assets and liabilities were changed, with the following issues worth mentioning:

•
Asset and liabilities items arising from long-term operations, as well as significant short-term operations, will be adjusted at present value, in accordance with international accounting standards. The Management assessed that assets and liabilities classified as Non-Current Assets and Non-Current Liabilities, as well as material Current balances, are already presented at present value.

•
The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated so that the company may record potential losses or carry out a review of the depreciation rates, amortization, and depletion criteria. The Management has performed a recovery analysis of assets and rights of property, plant and equipment, intangible assets and deferred charges, and concluded that there is no need to record provision for losses or changes in current depreciation and amortization rates.

•
Rights classified under intangible assets shall be evaluated based on the cost incurred upon purchase deducted from the balance of the respective amortization account. On March 31, 2008 (and December 31, 2007), rights classified as intangible assets were recorded at acquisition cost and deducted from the amortization account, as described in Note 6.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

•
"Available-for-sale" or "Held-for-Trading" financial instruments will now be evaluated at market value. The Company’s assessment is that the financial instruments that should be evaluated at market value are public notes, classified as “held-for-trading”, and derivative instruments, both described in Note 13. These financial instruments are currently recognized by the lowest between the “curve” value and the market value. In case the Company had recognized these instruments at market value, its result for the period and shareholders’ equity would have increased by R$170,590, not considering the possible effect of the corresponding deferred income tax.

•
All other financial instruments shall be evaluated based on their updated cost or adjusted in accordance with the probable realizable value, if lower. The Company believes that this change will not result in impacts, since the financial instruments are already assessed as the lowest between the market value and the “curve” value (restated cost).

7)
In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value. Pursuant to CVM Rule 469, any operations carried out during 2008 will be accounted for at market value until the end of the current year.

8)
Interest in debentures, held by employees and management, even if as financial instruments, or as employees assistance institutions or pension funds, not characterized as expenses, shall be included in the statement of income for the year. In conformity with CVM Rule 469, while CVM does not issue a specific rule regulating the matter, publicly-held companies must disclose share-based compensation information in accordance with the guidelines set forth in item 25.10 of Circular Letter CVM/SNC/SEP/no. 01, as of February 14, 2007. Information regarding our share-based Compensation Plan is disclosed in Note 12.

b)	Accounting estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of certain assets, liabilities and other transactions. This includes several estimates relating to the useful life of property, plant and equipment, provisions for contingent liabilities, for the calculation of projections to determine the recovery of property, plant and equipment, intangible, deferred charges and deferred income tax asset balances, and relating to the determination of income tax provision, which, although they are the best estimate of management, actual values may differ from such estimates.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Determination of net income

Revenues and expenses are recognized on an accrual basis. Sales revenues and their respective costs are recorded when all risks and benefits related to products sold are transferred to customers. Sales revenues are not recorded if there is a significant uncertainty regarding its realization.

d)	Current and Non-current Assets

•  Cash and cash equivalents

Cash and cash equivalents, represented by amounts with immediate settlement and with maturity date to 90 days, are represented at the acquisition cost, plus income earned until the balance sheet date and readjusted, when applicable, at its equivalent market value.

•  Short-term investments

The short-term investment, mainly represented by marketable securities, government bonds and bank deposit certificates, in addition to those denominated in foreign currency, are presented at cost value, plus, when applicable, income earned “pro rata temporis”; when necessary, the Company records provision for the reduction to market values. Additionally, the quotas of investment funds are valued at market value, and when applicable, the Company records provision with the purpose of deferring the unrealized variable income.

The consolidated balance sheet of short-term investments, as of March 31, 2008, includes deposits in bank account and financial investments, subject to the issuance of foreign debt bonds of subsidiaries, in the amount of R$18,978 (R$19,255 on December 31, 2007).

•  Accounts receivable

Accounts receivable is stated at the invoiced amount including respective sales taxes.

 (A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The allowance for doubtful accounts is recorded in an amount considered enough by management to cover probable losses in the realization of credits, as follows:

	Parent Company		Consolidated
	3.31.08	12.31.07	3.31.08	12.31.07
Opening balance	138,709	134,088	186,121	185,605
Constitution	11,455	75,143	15,982	100,488
Reversal/utilization	(9,534)	(70,522)	(13,753)	(94,589)
Exchange rate variation (*)	-	-	(333)	(5,383)
Closing balance	140,630	138,709	188,017	186,121

(*) Exchange rate variation related to the allowance for doubtful accounts of foreign companies.

•  Inventories

Inventories are stated at average cost of purchases or production, adjusted, when necessary, by the provision for reduction at realizable values.

Inventories cost includes purchase, transportation and warehouse costs. For finished goods and work in progress products, costs include general expenses related to the production based on the normal operational capacity.

•        Other assets

Other current and non-current assets are presented at cost value, including, when applicable, the income earned to the end of the year. When necessary, a reserve for reduction in market values is recorded.

e)	Permanent assets

Investments in subsidiaries and in joint subsidiaries are evaluated by the equity accounting method and, during its first evaluation, the accounting practices adopted are standardized to those adopted by the Company. The accounting value of these investments includes the breakdown of the acquisition costs in equity value, goodwill or negative goodwill.

Goodwill in investments, substantiated in the surplus value of the fixed asset, is amortized based on the expected useful life of the fixed asset of the subsidiary, while goodwill (negative goodwill) attributed to the expected future results is amortized within the term of ten years and recorded in item “Other operating expenses”. Negative goodwill in investments, attributed to various economic reasons, will only be realized upon the possible sale or write-off of investments.

The fixed asset is stated at acquisition cost and may include interest from the financing incurred during the construction of certain qualified assets. Maintenance and repair expenses, when incurred, are recorded as expenses. Losses with bottles and crates during production are included in the cost of goods sold. Other losses in the realization of the property, plant and equipment are evaluated by the Company management and, when applicable, a provision is recorded. Depreciation is calculated by the straight-line method, considering the useful and economic life of the assets, at the annual rates mentioned in Note 6.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Intangible assets are stated at acquisition cost, and are composed mainly of the distribution areas of former resellers acquired by the Company, with a view to perform direct distribution. Amortization is calculated by the straight-line method, at the annual rates mentioned in Note 6, within the term limits established in the legislation.

The deferred charges asset are comprised mainly by expenses incurred throughout the pre-operating phase, goodwill from the acquisition of subsidiaries merged by the Company and expenses from implementation and expansion (see Note 7). The amortization of the deferred charges is calculated by the straight-line method, up to 10 years, as from the date the operating activities startup, when related to expenses from the pre-operating phase and as from the following month to the merger, when related to goodwill.

f)	Translation of the financial statements of subsidiaries located abroad

Malt operations located in Argentina and Uruguay use the US dollar as their functional currency, as their revenues and cash flows are considerably pegged to such a currency. The financial statements of subsidiaries located abroad are prepared based on the local currency, as well as on the functional currency.

Assets, liabilities and shareholders’ equity of the subsidiaries located abroad are translated into reais at the exchange rates effective on the date of the financial statements. The income statement is translated and maintained in reais at the average exchange rates of each month.

The difference between the net income determined at the exchange rates on the date of the financial statements and that ascertained at the average exchange rates of the period is recorded in “Other operating income”.

The parity between local currency and the US Dollar (“US$”) was used for the translation of the financial statements of subsidiaries located abroad, at the rates below. The exchange rate from US Dollar to Brazilian Real (“R$”) used on December 31, 2007 was R$1.7491 (R$1.7713 on December 31, 2007).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Currency	Name	Country	Initial rate	Final rate
DOP	Dominican peso	Dominican Republic	34.1666	34.0506
GTQ	Quetzal	Guatemala	7.6310	7.6149
PEN	Peruvian sol	Peru	2.9940	2.7390
VEB/VEF (*)	Bolívar	Venezuela	2.150.00	2.15
ARS	Peso	Argentina	3.15	3.1680
BOB	Boliviano	Bolivia	7.67	7.50
PYG	Guarani	Paraguay	4.849.90	4.380.01
UYU	Uruguayan peso	Uruguay	21.55	20.35
CLP	Chilean Peso	Chile	495.82	439.09
(*) Due to the monetary reform in Venezuela, exchange parity was divided by 1,000.

The parity between Canadian Dollars (“CAD”) and reais was used for the translation of Labatt Canada’s financial statements at the rate of R$1.70212 on March 31, 2008 (R$1.80561 on December 31, 2007)

g)	Current and non-current liabilities

These are stated at known or calculable values, plus, when applicable, the corresponding charges and monetary variations accrued until the date of the financial statements.

h)	Operations with derivatives of currencies and interest – Financial items

The Company keeps derivative instruments with the purpose of hedging its consolidated risk exposure of currencies and interest. Pursuant to the CVM rules, operations “not designated for accounting” are valued at the lowest amount between their cost values, accrued based on the agreement conditions between the Company and third parties (“paper curve”), and their market value, and recorded in the item “Gains on unrealized derivatives” or “Losses on unrealized derivatives”. For the operations designated as hedge operations, the recognition is performed based on the amortized cost. The nominal amounts of the forward and swap operations of currencies and interest are not recorded in the balance sheet.

i)	Operations with derivatives of currencies and commodities – Operating items

The Company keeps derivative instrument with the purpose of hedging its consolidated exposure of costs of raw materials to be acquired and operating expenses whose prices are pegged to the price variation of currencies and commodities.

The net results of these derivatives instruments, designated as hedged are valued at market value, deferred and recorded in the Company’s balance sheet in the item “Other assets and liabilities”, and recognized in profit and loss when the hedged is recorded in the profit and loss. Raw materials are recorded in profit and loss when the sale of the product is recorded in the item “Cost of goods sold”. In the case of expenses, the result will be recorded when expenses are recorded in the item “Operating expenses” in profit and loss.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

j)	Provision for contingencies and liabilities related to legal proceedings

The provision for contingencies is reassessed by monetary correction and relates to labor, tax, civil and commercial issues claimed at the administrative and judicial levels, based on the estimated losses established by the Company’s internal and external legal counsel, in the cases in which such losses are considered probable.

Tax reductions, obtained based on judicial decisions derived from lawsuits filed by the Company and its subsidiaries against the fiscal authorities are subject to provisioning until they are ultimately ensured in favor of the Company and its subsidiaries.

k)	Fiscal incentives

The Company and its subsidiaries have certain state fiscal incentive programs as deferred tax payments, with partial or full reductions of these. In some States the grace periods and reductions are not conditional.

However, when the conditions exist, they refer to facts under Company’s control. The benefit related to the reduction of these tax payments is recorded as reserve for fiscal incentives and accounted for in the shareholders' equity of the Company and its subsidiaries, based on the accrual basis of accounting of these taxes, or upon the compliance by the companies of the main obligations established by the state programs, in order to receive the benefit granted.

In the Company’s financial statements, benefit related to its subsidiaries is recorded in the item “Other operating income” and amounted to R$48,397 at the Parent Company and R$50,913 at the consolidated (R$47,088 and R$49,788, respectively, on March 31, 2007).

l)	Income and social contribution taxes

The income and social contribution taxes are calculated at the rates set forth in the applicable legislation. Charges related to income tax and social contribution is recorded on the accrual basis, plus the deferred income tax calculated at timing differences between the accounting and tax basis of assets and liabilities.

The Company also records the deferred income tax corresponding to the future tax benefit on tax losses carryforward and negative basis of social contribution where these benefits are expected to be realized, within 10 years, based on the future results projection.

m)	Actuarial assets and liabilities related to benefits to employees

The Company and its subsidiaries record the actuarial assets and liabilities related to benefits to employees in accordance with the CVM Resolution no. 371, as of December 13, 2000.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The actuarial gains and losses are recorded as income or expense, based on unrecognized gains and losses, which exceed, in each period, the higher between (a) 10% of the present value of the actuarial liability and (b) 10% of the fair value of the plan assets, amortized by the estimate future average time of service of the plan participants.

n)	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries, as mentioned in Note 5 (c) and (d). The accounting policies were applied uniformly to the consolidated companies and are consistent with those applied in the previous year.

Until July 2006, the Company proportionally consolidated, which, on August 2006, started being fully consolidated.

In addition, the Company consolidates net liabilities and the results of Agrega Inteligência em Compras Ltda. (“Agrega”) and Ice Tea do Brasil Ltda. (“ITB”), proportionally to its stake in the accounting statements of these companies.

On March 31, 2008, total net liabilities recorded by AmBev relative to these companies amounted to (R$259) and net results totaled R$1,859 ((R$5,931) and (R$736), respectively, on March 31, 2007).

The Company also consolidated the financial statements of the fund Taurus Investment SPC (“Taurus Investment”), an investment fund fully and directly controlled through the Company’s subsidiaries. On March 31, 2008 and 2007, the balances presented at the consolidated financial statements related to the fund corresponded, primarily, to short-term investments and operations with derivative instruments used to mitigate the Company’s exposure to variations in the prices of commodities, interest rate and exchange rates.

o)	Transactions with related parties

Transactions with related parties are carried out under usual market conditions and include, among others, the buying and selling of raw materials such as malt, concentrates, labels, corks, bottles and various finished goods.

Loan agreements among the Company's subsidiaries in Brazil have undetermined maturity terms and are subject to financial charges, except for some agreements with subsidiaries, in which the Company holds 100% of the capital stock, which are not subject to financial charges.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Agreements involving the Company's foreign subsidiaries are usually monetarily restated based on the US dollar variation, plus annual interest up to 10%.

p)	Reclassifications

With the purpose of improving the presentation of certain amounts and transactions in financial statements, as well as maintaining the comparability between the periods, the Company made the following reclassifications to the consolidated financial statements, on March 31, 2007: (i) from cost of goods sold the amount of R$2,189, from sales expenses the amount of R$4,915, and from administrative expenses the amount of R$4,308, to employee profit sharing, totaling R$11,412.

3. RECOVERABLE TAXES AND TAXES PAYABLE

a)	Breakdown of recoverable taxes – Current and non-current:

	Parent Company				Consolidated
	Short-term		Long-term		Short-term		Long-Term
	03.31.08	31.12.07	03.31.08	31.12.07	03.31.08	31.12.07	03.31.08	31.12.07

IPI	15,050	16,097	-	-	26,474	26,308	-	-
ICMS	119,369	122,535	125,659	130,801	129,176	132,653	132,777	137,396
PIS / COFINS	51,090	48,499	27,870	29,766	60,123	57,932	28,914	30,780
IRRF	3,902	17,696	-	-	16,613	35,076	-	-
IRPJ / CSLL	108,016	294,925	6,348	6,298	158,457	372,334	14,824	14,708
Other Taxes	14,310	14,369	17,742	17,741	88,177	14,717	24,394	24,373
Foreign Units taxes	-	-	-	-	32,198	100,287	-	-
	311,737	514,121	177,619	184,606	511,218	739,307	200,909	207,257

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b) Breakdown of taxes payable - current:

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06

IPI	42,884	73,176	43,764	76,956
ICMS	425,326	622,550	436,362	642,953
PIS / COFINS	8,508	16,086	10,845	18,778
IRRF	13,091	7,585	14,200	8,628
Other Taxes	24,591	32,024	53,968	55,543
Foreign Companies taxes	-	-	397,826	458,134
	514,400	751,421	956,965	1,260,992

Abbreviations used:
IPI – Excise Tax
ICMS – Value-Added Tax
PIS – Social Integration Program
COFINS – Contribution for Social Security Financing
IRRF – Withholding Income Tax
IRPJ – Corporate Income Tax
CSLL – Social Contribution on Net Income

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

4. TRANSACTIONS WITH RELATED PARTIES

	Balances on March 31, 2008				Transactions in the first quarter of 2008
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i) (ii)	860,388	(1,700,019)	76,203	(859,176)	120,873	48,766
AmBev International	290,067	-	31,861	-	-	(30,514)
Arosuco	1,435	(14,409)	-	-	154,312	(129)
Aspen	-	(124)	86,948	(222,164)	-	1,312
Brahmaco	875	(875)	220,651	(213,216)	-	(80)
Brahma Venezuela	1,197	(23,249)	65,648	-	-	(881)
Cintra	20,871	(1,519)	-	(11,328)	33,837	-
CRBS S.A.	122,656	-	241	(25,286)	-	-
Cympay	80,307	(42,638)	1,396	-	18,996	1,862
Dunvegan S.A.	107,363	(875)	409,012	(715,929)	-	(3)
Eagle	-	(867,979)	196	(2,898)	-	2
Fratelli Vita	6,515	(6,059)	102,058	(90,137)	15,848	(4,443)
Goldensand	-	-	-	(85,340)	-	(882)
Jalua Spain S.L.	-	-	426,771	(549,707)	-	8,767
Labatt Canadá	1,035	(8,530)	-	(277)	3,384	-
Malteria Uruguai S.A.	255,797	(199,218)	-	(31,861)	99,240	(1,306)
Malteria Pampa S.A.	139,421	(151,098)	475	-	66,640	(52)
Monthiers S.A.	554,937	-	1,457,863	-	-	(18,095)
Quinsa	-	(2,610)	-	-	18	-
Skol	-	(18)	208	(19,346)	-	-
Taurus Investments	592,457	-	-	-	-	(4,171)
Other domestic	5	(10,095)	169,926	(197,673)	3,157	1,205
Other international	5,616	(15,273)	-	(21,012)	-	261
TOTAL	3,040,942	(3,044,588)	3,049,457	(3,045,350)	516,305	1,619

	Balances on December 31, 2007				Transactions in the first quarter of 2007
Companies	Accounts receivable	Accounts payable	Intercompany loans receivable	Intercompany loans payable	Net sales	Net financial result
AmBev (i)	880,786	(1,602,392)	59,492	(985,694)	109,583	(44,529)
AmBev International	261,314	-	-	-	-	-
Arosuco	146	(73,738)	-	-	148,166	8
Aspen	-	-	87,667	(220,243)	-	(2,461)
Brahmaco	886	(886)	218,438	(211,069)	-	168
Brahma Venezuela	1,177	(22,629)	70,880	-	-	(1,106)
Cintra	526	(1,168)	-	(2,663)	-	-
CRBS S.A.	122,656	-	240	(24,913)	-	-
Cympay	68,493	(32,715)	1,382	-	23,294	(38)
Dunvegan S.A.	108,725	(886)	360,763	(718,981)	-	(2,015)
Eagle	-	(867,971)	198	(2,617)	-	10
Fratelli Vita	3,723	(2,428)	266,211	(90,014)	5,334	(5,596)
Goldensand	-	-	-	(86,176)	-	-
Jalua Spain S.L.	-	-	430,166	(544,334)	-	8,836
Labatt Canadá	1,107	(4,981)	-	(261)	-	-
Malteria Uruguai S.A.	104,087	(79,131)	-	-	58,764	1
Malteria Pampa S.A.	71,474	(40,433)	459	-	29,051	(10)
Monthiers S.A.	546,609	-	1,459,074	-	-	45,314
Quinsa	-	(3,877)	-	-	-	-
Skol	-	-	207	(18,476)	-	-
Taurus Investments	588,286	-	-	-	-	-
Other domestic	31	(19,765)	80,022	(104,718)	317	396
Other international	5,383	(15,947)	-	(21,024)	(20)	(601)
TOTAL	2,765,409	(2,768,947)	3,035,199	(3,031,183)	374,489	(1,623)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(i) AmBev has amounts recorded under “Accounts receivable and payable” with its shareholders FAHZ and InBev, whose financial statements are not part of the Company's consolidated information, and, therefore, balances were not eliminated. (ii) The balance of “Accounts receivable with subsidiaries”, as of March 31, 2008, includes the amount of R$44,025, relative to advances to suppliers, as stated in the Balance Sheet (Parent Company) under “Inventory”, in the account “Production materials”

Names used:
AmBev International Finance Co. Ltd. (“AmBev International”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Aspen Equities Corporation (“Aspen”)
Brahmaco International Limited (“Brahmaco”)
Cerveceria y Maltería Paysandú (“Cympay”)
Compañia Brahma Venezuela S.A (“Brahma Venezuela”)
Eagle Distribuidora de Bebidas S.A. (“Eagle”)
Fratelli Vita Bebidas S/A (“Fratelli Vita”)
Fundação Antônio e Helena Zerrenner – Instituição Nacional de Beneficência (“FAHZ”)
InBev NV/SA (“InBev”)

5.  INVESTMENT IN DIRECT SUBSIDIARIES

a)	Parent company - changes in investments in direct subsidiaries, including goodwill and negative goodwill:

	Investment	Goodwill	Total
Balance on December 31, 2007	16,752,934	339,097	17,092,031
Equity in the results of subsidiaries (i)	132,262	-	132,262
Reversion of provision for losses on investments	12,322	-	12,322
Acquisition of investment – Obrinvest (Note 1(b)(iii))	185	-	185
Acquisition of investment – Quinsa (Note 1(b)(i))	116,824	500,449	617,273
Goodwill amortization	-	(23,407)	(23,407)
Dividends received and receivable	(127,674)	-	(127,674)
Exchange variation in subsidiary abroad	(7,934)	-	(7,934)
Gains and equity additions on subsidiaries	48,397	-	48,397
Balance on March 31, 2008	16,927,316	816,139	17,743,455

On March 31, 2008, the balance of Investment in subsidiaries includes the balance of Provision for unsecured liabilities at Goldensand in the amount of R$231,708 recorded, at the Parent Company, in Non-current liabilities.

(i)	This result comprises goodwill amortization of Labatt ApS in Labatt Canada at the amount of R$321,173 (R$282,362 on March 31, 2007).

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Goodwill and negative goodwill – Consolidated:

	Cost	Accumulated Amortization	03.31.08 Carrying amount	12.31.07 Carrying amount
Goodwill

Labatt Canadá	16,383,304	(3,455,327)	12,927,977	13,249,150
Lakeport (Note 1(b)(iv))	350,526	(35,053)	315,473	343,950
Quinsa (Note 1(b)(i))	1,530,589	(567,368)	963,221	508,355
QIB	93,372	(45,868)	47,504	49,962
Goldensand (Note 1(b)(v))	363,069	(33,281)	329,788	338,863
Cintra (Note 1(b)(v))	13,061	(1,197)	11,864	12,190
Cympay	26,556	(19,310)	7,246	7,867
Embodom	224,111	(88,226)	135,885	141,416
Malteria Pampa	28,101	(26,848)	1,253	1,955
Indústrias Del Atlântico	5,116	(2,174)	2,942	3,069
Lambic (Note 1(b)(ii))	36,782	(920)	35,862	-
AmBev Ecuador (Note 1(b)(vi))	770	(83)	687	706
Labatt Canadá Subsidiaries	2,812,281	(2,783,690)	28,591	27,804
Quinsa Subsidiaries	771,080	(486,176)	284,904	307,988
	22,638,718	(7,545,521)	15,093,197	14,993,275
Negative Goodwill

AmBev Ecuador	(18,485)	8,728	(9,757)	(10,270)
	22,620,233	(7,536,793)	15,083,440	14,983,005

On March 31, 2008, the Company records in the balance sheet (Parent Company) the residual goodwill balance of R$816,139 (R$339,097 on December 31, 2007) in the following subsidiaries: R$486,352 and R$329,787, in Quinsa and Goldensand, respectively.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Information on direct subsidiaries:

	March 31, 2008
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	11,229	4,080	5,614	2,040
AmBev Bebidas	99.50	260,095	6,222	258,792	6,191
AmBev International	100	(89)	(1,386)	(89)	(1,386)
Anep	100	109,315	7,102	109,315	7,102
Arosuco	99.70	663,763	111,971	621,366	108,661
BSA Bebidas	100	10,333	(1)	10,333	(1)
Dahlen	100	38,292	(43)	38,292	(43)
Eagle	99.96	1,832,849	(2,707)	1,832,424	(2,706)
Fazenda do Poço	91.41	609	(1)	557	(1)
Fratelli Vita	77.97	441,361	21,660	340,555	15,701
Goldensand	100	(231,708)	12,322	-	-
Hohneck	50.69	1,028,514	44,593	521,372	22,605
Labatt ApS	99.99	12,263,422	(184,180)	12,263,187	(184,179)
Lambic Holding	87.10	407,507	53,905	354,935	46,950
Malteria Pampa	60.00	211,793	32,788	121,732	19,768
Obrinvest	100	194	-	194	-
Quinsa	42.43	1,603,598	234,347	680,445	91,560
				17,159,024	132,262

	March 31, 2007
Subsidiary	Interest %	Shareholders’ Equity	Adjusted income for the period	Investment (i)	Equity in earnings (losses) of investees (i)
Agrega	50.00	109	(1,197)	54	(598)
AmBev Bebidas	99.49	239,994	(250)	238,792	(249)
Anep	100	120,864	5,514	120,864	5,514
Arosuco	99.70	494,555	79,983	461,041	79,251
BAH (ii)	100	476,000	45,818	476,000	45,818
BSA Bebidas	100	10,338	(1)	10,338	(1)
CRBS	99.65	178,855	173	178,232	172
Dahlen	100	40,003	(238)	40,003	(238)
Eagle	99.96	2,121,563	(94,713)	2,121,091	(94,541)
Fazenda do Poço	91.41	614	(1)	561	(1)
Fratelli Vita	77.84	509,716	13,855	396,780	10,785
Hohneck	50.69	1,075,244	(10,043)	545,060	(5,091)
Labatt ApS	99.99	12,657,712	(153,045)	12,657,477	(153,045)
Lambic Holding	87.10	325,972	20,375	283,918	17,746
Malteria Pampa	60.00	212,957	10,383	119,911	7,281
Miranda Correa (iii)	100	45,161	6,250	45,161	6,250
Skol (iv)	99.96	650,648	(3,108)	650,405	(3,106)
				18,345,688	(84,053)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(i) Certain amounts may not correspond directly to the interest percentages, due to the unrealized profits among the companies of the group.

(ii) Company merged into AmBev on June 29, 2007.

(iii) Company merged into AmBev Bebidas on November 30, 2007.

(iv) Company sold in December 2007 to another company in the group, thus becoming an indirect subsidiary.

d)	Significant relevant indirect interest in subsidiaries:

	Total percentage of indirect holding - %
	3.31.08	12.31.07
Company
Abroad
Quinsa	56.84	56.83
Jalua Spain S.L.	100.00	100.00
Monthiers	100.00	100.00
Aspen Equities Corp.	100.00	100.00

6. PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

a)	Composition

	Parent Company
	3.31.08			12.31.07	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	94,487	-	94,487	94,487
Buildings and constructions	1,465,346	(761,337)	704,009	693,486	4.0%
Machinery and equipment	4,157,851	(3,209,271)	948,580	953,316	10.0%
Offsite goods/equipment	1,351,006	(714,376)	636,630	641,292	20.0%
Other fixed assets	54,876	(39,099)	15,777	15,209	19.85	%(ii)
Construction in progress	160,858	-	160,858	209,085
	7,284,424	(4,724,083)	2,560,341	2,606,875

Intangible assets	1,268,467	(917,516)	350,951	328,549	20.0%

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	3.31.08			12.31.07	Annual
		Accumulated	Carrying	Carrying	Depreciation
	Cost	depreciation	Amount	Amount	rates (i)
Property, Plant and Equipment
Land	286,591	-	286,591	284,654
Buildings and constructions	2,837,640	(1,366,677)	1,470,963	1,465,928	4.0%
Machinery and equipment	8,963,183	(6,649,800)	2,313,383	2,312,244	10.0%
Offsite goods/equipment	2,288,294	(1,292,681)	995,613	1,012,775	20.0%
Other fixed assets	250,097	(187,596)	62,501	89,902	19.98	%(ii)
Construction in progress	375,899	-	375,899	427,840
	15,001,704	(9,496,754)	5,504,950	5,593,343

Intangible assets	1,410,204	(994,048)	416,156	388,233	20.0%

(i)	Depreciation rates may increase from 50% to 100%, due to the number of production shifts in which the asset is used.

(ii)	Weighted average depreciation rate on March 31, 2008 and 2007.

As of March 31, 2008, the Company and its subsidiaries held fixed assets for sale at the carrying amount of R$68,237 in the Parent Company and R$101,181 in the Consolidated (R$68,237 and R$102,981, in the Parent Company and in the Consolidated, respectively, on December 31, 2007), which are classified under long-term assets, net of a provision for potential losses on realization, at the amount of R$36,196 in the Parent Company and R$37,364 in the Consolidated (R$36,196 in the Parent Company and R$37,364 in the Consolidated, respectively, on December 31, 2007).

b)	Assets granted as collateral for bank loans

As a result of bank loans contracted by the Company and its subsidiaries, on March 31, 2008, there are assets including property, with a net book value totaling R$611,227 (R$608,797 on December 31, 2007), which have been granted as collateral for bank loans. Such restriction has no impact on the use of such assets and on the Company's operations.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

7. DEFERRED CHARGES

	Parent Company
	3.31.08			12.31.07
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	205,926	(148,454)	57,472	57,334
Implementation and expansion expenses	48,288	(45,738)	2,550	2,694
Goodwill - future profitability (i):
BAH	2,331,089	(495,735)	1,835,354	1,914,823
CBB	702,760	(612,609)	90,151	107,720
Astra	109,097	(57,565)	51,532	54,620
Miranda Correa	5,514	(3,124)	2,390	2,527
Other goodwill	43,989	(33,671)	10,318	12,349
Other deferred expenses	123,367	(102,738)	20,629	25,010
	3,570,030	(1,499,634)	2,070,396	2,177,077

	Consolidated
	3.31.08			12.31.07
		Accumulated	Carrying	Carrying
	Cost	amortization	amount	amount

Pre-operating expenses	290,983	(201,001)	89,982	91,156
Implementation and expansion expenses	54,980	(49,251)	5,729	4,740
Goodwill - future profitability (i):
BAH	2,331,089	(495,735)	1,835,354	1,914,823
CBB	702,760	(612,609)	90,151	107,720
Astra	109,097	(57,565)	51,532	54,620
Miranda Correa	5,514	(3,124)	2,390	2,527
Other goodwill	43,989	(33,671)	10,318	12,349
Other deferred expenses	169,077	(138,717)	30,360	35,624
	3,707,489	(1,591,673)	2,115,816	2,223,559

(i)	Goodwill classified as deferred charges (resulting from merged subsidiaries) is based on the future profitability of operations which sustained its generation.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

8. LOANS, FINANCING AND DEBENTURES

				Parent Company
		Weighted Average		Current		Non-current
Type and purpose	Final maturity	Rate	Currency	03.31.08	12.31.07	03.31.08	12.31.07

Brazilian Reais

ICMS tax incentives	Mar/2018	3.00%	R$	21,186	45,372	184,884	169,628
Investments in permanent assets	Dec/2011	TJLP + 3.86%	R$	150,795	163,373	166,460	194,811
Working capital	Jan/2008	103.50% CDI	R$	-	46,773	-	-
Agro-industrial credit	Dec/2009	94.00% CDI	R$	-	-	87,400	85,335
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	400,533	391,315

Total Brazilian Reais				171,981	255,518	839,277	841,089

In foreign currency

Working capital	Nov/2008	4.37%	USD	361,725	24,799	-	-
Working capital	Jun/2008	5.58%	EUR	518,852	438,756	-	-
Working capital	Mar/2009	2.06%	YEN	553,019	379,050	-	-
Import financing	Sep/2008	6.06%	USD	31,722	50,723	-	-
Bond 2011	Dec/ 2011	10.50%	USD	31,510	4,559	874,550	885,650
Bond 2013	Sep/ 2013	8.75%	USD	4,004	26,846	874,550	885,650
Investment in permanent assets	Jan/ 2011	9.89%	UMBNDES	18,200	20,918	17,950	21,064

Total in foreign currency				1,519,032	945,651	1,767,050	1,792,364

Total loans and financings				1,691,013	1,201,169	2,606,327	2,633,453

Debentures 2009	Jul/ 2009	101.75% CDI	R$	21,443	21,848	817,050	817,050
Debentures 2012	Jul/ 2012	102.50% CDI	R$	32,998	33,620	1,248,030	1,248,030

Total debentures				54,441	55,468	2,065,080	2,065,080
Total				1,745,454	1,256,637	4,671,407	4,698,533

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

				Consolidated
		Weighted		Current		Current
Type and purpose	Final maturity	Average Rate	Currency	03.31.08	12.31.07	03.31.08	12.31.07

In reais

ICMS tax incentives	Mar/2018	3.0%	R$	21,186	45,482	190,349	174,126
Investments in permanent assets	Dec/2011	TJLP + 3.86%	R$	177,961	190,575	169,175	204,288
Working capital	Jan/2012	14.28%	R$	14,791	74,585	1,181,962	1,190,879
Agro-industrial credit	Dec/2009	94.00% CDI	R$	-	-	87,400	85,335
Agro-industrial credit	Apr/2009	TR + 9.00%	R$	-	-	400,533	391,315
Bond 2017 (Note 8 (f))	Jul/2017	9.50%	R$	5,225	12,350	300,000	300,000

Total in Brazilian Reais				219,163	322,992	2,329,419	2,345,943

Total loans and financings

Working capital	Apr/2011	6.11%	USD	426,718	84,624	45,914	46,497
Working capital	Apr/2008	5.58%	EUR	518,852	438,756	-	-
Working capital	Mar/2008	2.06%	YEN	553,019	379,050	-	-
Working capital	Oct/2012	BA + 0.35%	CAD		-	306,382	325,010
Working capital	Jan/2008	9.50%	ARS	49,306	36,284		-
Working capital	Feb/2008	8.80%	UYU	107	4,585	-	-
Working capital	Sep/2008	18.56%	VEF	133,256	117,568	-	-
Working capital	Dec/2008	11.03%	DOP	128,260	103,388	-	-
Working capital	Aug/2011	7.75%	GTQ	21,186	16,008	30,963	35,939
Working capital	Oct/2010	6.66%	PEN	92,204	85,338	123,587	114,484
Working capital	Nov/2008	6.90%	BOB	27,981	28,748	-	-
Bond 2011	Dec/2011	10.50%	USD	31,510	4,559	874,550	885,650
Bond 2013	Sep/2013	8.75%	USD	4,004	26,846	874,550	885,650
Import financing	Oct/2011	5.49%	USD	122,822	101,356	1,617	3,464
Investment in permanent assets	Mar/2012	7.28%	USD	65,140	68,845	167,101	227,610
Investment in permanent assets	Jun/2012	10.25%	DOP	9,595	9,646	33,391	36,288
Investment in permanent assets	Nov/2008	13.40%	ARS	103,744	132,937	-	-
Investment in permanent assets	Jan/2011	9.89%	UMBNDES	18,200	20,918	17,952	21,064
Notes – Series A	Jul/ 2008	6.56%	USD	271,930	287,104	-	-
Notes – Series B	Jul/ 2008	6.07%	CAD	85,106	90,281	-	-
Senior Notes – BRI	Dec/ 2011	7.50%	CAD	-	-	151,148	160,338
Others	Mar/2012	12.25%	ARS	7,855	8,872	11,048	11,960
Others	Jun/2008	5.75%	PYG	73,200	49,207	-	-
Others	Dec/2016	5.86%	USD	832	2,895	209,783	210,928

Total in foreign currency				2,744,827	2,097,815	2,847,986	2,964,882

Total loans and financings				2,963,990	2,420,807	5,177,405	5,310,825

Debentures 2009	Jul/2009	101.75% CDI	R$	21,443	21,848	817,050	817,050
Debentures 2012	Jul/2012	102.50% CDI	R$	32,998	33,620	1,248,030	1,248,030

Total debentures				54,441	55,468	2,065,080	2,065,080
Total				3,018,431	2,476,275	7,242,485	7,375,905

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Abbreviations used:

• EUR - European Community Euro
• YEN - Japanese Yen
• ARS - Argentine Peso
• BOB - Bolivian Peso
• UYU - Uruguayan Peso
• PYG - Paraguayan Guarani
• BA - Bankers Acceptance – Corresponding to 3.504% p.a. as of 03.31.08
• TJLP - Long-Term Interest Rate - Corresponding to 6.25% p.a. on 03.31.08
• CDI - Interbank Deposit Certificate - corresponding to 11.15% p.a. on 03.31.08
• UMBNDES - Rate incurring on BNDES financing pegged to Currency Basket

a)	Guarantees

Loans and financings for expansion, construction of new plants and purchase of equipment are guaranteed by plants real estate mortgage and collateral of equipment. See Note 6(b).

AmBev’s subsidiaries, except for Labatt and Quinsa operations, hold debt and raw materials purchase agreements secured by AmBev’s sureties and guarantees.

b)	Maturities

As of March 31, 2008, long-term loans, financings and debentures fall due as follows:

	Parent Company	Consolidated
2009	1,382,981	1,458,738
2010	105,909	251,662
2011	885,616	1,777,306
2012	1,248,030	2,197,624
2013	874,550	874,550
2014 onwards	174,321	682,605
	4,671,407	7,242,485

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	ICMS sales tax incentives

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
Current liabilities
Financings	21,186	45,372	21,186	45,482
Sales tax deferrals	51,293	22,420	54,312	24,114

Non-current liabilities
Financings	184,884	169,628	190,349	174,126
Sales tax deferrals	409,287	450,188	587,169	617,441

Balances classified as Financings refer to programs offered by certain Brazilian states, through which a percentage of the ICMS sales tax due, it is financed by the financial agent associated to the Government, on average for a six-year period as from the original ICMS maturity date.

Other balances related to “sales tax deferrals” result from deferral of ICMS payment due for terms of up to twelve years, as part of incentive programs to the industry. The deferred percentages may be stated during the program or vary regressively, from 75% in the first year to 40% in the final year. The deferred amounts are partially indexed by 60% to 80% of a general price index. The sales tax deferral is recorded as current liabilities under the item "Other taxes and contributions payable”.

d)	Labatt Canada

On January 14, 2007, a R$473,675 loan was contracted, with semiannual interest amortization at the fixed rate of 12.13% p.a. and maturity date on January 18, 2012.

e)	Contractual clauses

As of March 31, 2008, the Company and its subsidiaries is either in compliance with the contractual clauses of its significant loan and financing operations, or the counterparty acknowledges and agrees with the eventual breach.

f)	Bond 2017

On July 24, 2007, AmBev, through its wholly-owned subsidiary AmBev International Finance Co. Ltd (“AmBev International”), issued R$300,000 (“Bond 2017”) in bonds denominated in reais with a fixed interest rate of 9.50% per year, amortized on a half-yearly basis, and maturity on July 24, 2017. These bonds will be fully and unconditionally guaranteed by AmBev. The payments of interest and principal will be in US Dollars, based on the exchange rate of the respective payment day.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

9. CONTINGENCIES

	Parent Company
	03.31.08			12.31.06
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	40,657	(40,657)	-	-
ICMS and IPI	168,434	(1,556)	166,878	166,928
IRPJ and CSLL	56,747	(414)	56,333	55,978
Labor claims	216,576	(133,132)	83,444	79,131
Other	94,937	(8,425)	86,512	84,581
Total	577,351	(184,184)	393,167	386,618

	Consolidated
	12.31.07			12.31.06
	Provisions	Judicial Deposit	Net Provisions	Net Provisions

PIS and COFINS	71,027	(54,312)	16,715	16,653
ICMS and IPI	431,073	(1,556)	429,517	429,381
IRPJ and CSLL	80,916	(414)	80,502	80,015
Labor claims	277,861	(140,199)	137,662	137,943
Other	153,320	(9,381)	143,939	144,427
Total	1,014,197	(205,862)	808,335	808,419

	Parent Company
	Balance on 12.31.07	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 3.31.08

PIS and COFINS	40,432	1	-	(1)	225	40,657
ICMS and IPI	168,487	2,317	(1,240)	(1,442)	313	168,435
IRPJ and CSLL	56,390	5	-	(5)	355	56,745
Labor claims	208,736	24,327	(2,364)	(14,123)	-	216,576
Other	90,877	6,271	(835)	(1,603)	228	94,938
Total Contingencies	564,922	32,921	(4,439)	(17,174)	1,121	577,351
(-)Judicial deposits	(178,304)	(12,046)	5,071	1,095	-	(184,184)
Total contingencies, net	386,618	20,875	632	(16,079)	1,121	393,167

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

	Consolidated
	Balance on 12.31.07	Accruals	Reversals	Payments	Exchange variation/ Monetary restatement	Balance on 03.31.08

PIS and COFINS	70,529	32	(296)	(6)	767	71,026
ICMS and IPI	430,938	2,623	(1,547)	(1,689)	747	431,072
IRPJ and CSLL	80,429	19	-	(5)	474	80,917
Labor claims	273,272	32,180	(8,443)	(18,898)	(249)	277,862
Other	152,580	8,208	(678)	(5,802)	(988)	153,320
Total Contingencies	1,007,748	43,062	(10,964)	(26,400)	751	1,014,197
(-)Judicial deposits	(199,329)	(12,951)	5,319	1,099	-	(205,862)
Total contingencies, net	808,419	30,111	(5,645)	(25,301)	751	808,335

Main liabilities related to fiscal claims and provisions for contingencies:

a)	PIS and COFINS

The Company and its subsidiaries proposed specific lawsuits with the purpose of ensuring the right to pay PIS and COFINS on sales revenues, exonerating it from the payment of these contributions on other revenues under the terms provided for by Law 9,718/98.

Following the enactment of Law no. 10,637/02 and Law no. 10,833/03, the Company and its subsidiaries began to pay these taxes, as established by prevailing laws.

Some lawsuits were judged definitively by the Federal Supreme Court and the provisions related to these lawsuits already solved were reversed when finally decided.

b)	ICMS and IPI

The Company has several administrative and judicial proceedings related to ICMS and IPI taxes. The reasons for these litigations are, among others, compensations, fulfillment of judicial injunctions exempting from tax payment and credits.

The amounts of contingencies related to ICMS and IPI increased slightly after the acquisition of Cintra.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Labor

The Company and its subsidiaries are involved in approximately 4,200 labor proceedings, considered as probable losses, with former employees, mainly related to overtime, dismissals, termination pays and benefits, among others.

d)	Other lawsuits

The Company and its subsidiaries have received notice of infraction and/or NFLDs (Tax Delinquency Notices) brought by the Brazilian Institute of Social Security – INSS. These lawsuits question, among other issues, the collection of contribution on PLR (Profit Sharing) payments, as well as withholding tax thereof, to service suppliers.

The Company and its subsidiaries are involved in some lawsuits brought by former distributors who have their contracts terminated. Most of these lawsuits are still being analyzed at first court; only some of them are at superior Courts.

The Company and its subsidiaries have other ongoing lawsuits for which, in the opinion of its legal counsels, the risk of loss is possible but not probable. For the lawsuits shown below, the Company’s management understands there is no need for provision:

	Parent Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06

PIS and Cofins	280,823	236,066	341,767	289,834
ICMS and IPI	688,883	644,351	832,234	768,263
IRPJ and CSLL	494,095	524,855	3,580,044	3,319,035
Labor claims	85,261	84,888	95,356	95,700
Civil claims	200,451	192,048	246,733	239,325
Other	261,242	234,629	338,192	317,751
Total	2,010,755	1,916,837	5,434,326	5,029,908

On March 31, 2008, the Company and its subsidiaries do not have contingent assets for which the probability of success is probable to be disclosed.

a)	Profits generated abroad

The Company and its subsidiaries received tax assessments, related to tax authorities’ understanding about the Brazilian laws in connection with taxation in Brazil of profits obtained by subsidiaries or affiliated companies domiciled abroad.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Based on the opinion of its legal advisors, the Company’s management understands that these tax assessments were made based on incorrect analysis of the laws mentioned above, because among other factors: (i) it considers the assumption of availability, which did not exist in prevailing laws in the period referring to the tax assessment; (ii) it disregards the existence of a treaty entered into between Brazil and Spain to avoid double taxation; and (iii) by mistake in the ascertainment of amounts supposedly due.

The Company, based on the opinion of its legal advisors did not make provisions in relation to these tax assessments, which totaled R$4,774,630 on March 31, 2008. Considering these factors, as well as the fact that the issue has not been subject-matter of examination yet on highest stage by the Judiciary Court, the Company, based on the opinion of its legal advisors, considered that the amount of R$3,322,944 involves a risk of possible loss, while the amount of R$1,451,686 represents a risk of remote loss.

b)	Labatt Canada

Certain beer and alcoholic beverage producers of the United States, Canada and Europe were involved in collective suits for seeking damages over the alleged marketing of alcoholic beverages to underage consumers. Labatt Canada was involved in three of these lawsuits, and for two of them it was excluded as the defendant. Labatt Canada will strongly continue to defend these lawsuits and, at this time, it is not possible to estimate the probability of loss or estimate its amount.

Additionally, Labatt Canada was assessed by the Canadian Government due to the interest rate, debits, fess and other transactions with related parties existing in the past. The total amount of the exposure may reach CAD$230,000, equivalent to R$391,488 on March 31, 2008 (CAD$ 230,000, equivalent to R$415,290 on December 31, 2007). In the event Labatt Canada is required to pay these amounts, CAD$120,000 will be reimbursed by InBev, equivalent to R$204,254. The remaining amount of CAD$110,000, equivalent to R$187,233, is recorded in Labatt Canada, under the account “Other Current Liabilities”.

c)	Stock subscription bonus

Certain holders of the Company’s subscription bonus issued in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares in an amount lower than the Company considers as established upon the bonus issuance, and also to receive dividends correspondent to these shares since 2003 (in a current amount of approximately R$92,532) besides the legal fees.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In case the Company loses the totality of these lawsuits, the issuance of 5,536,919 preferred shares and 1,376,344 common shares would be necessary, receiving in counterentry funds significantly lower than the shares’ market value.

10.  SOCIAL PROGRAMS

a)	IAPP - Instituto AmBev de Previdência Privada (AmBev Private Pension Plan Institute)

AmBev and its subsidiaries in Brazil sponsor two types of pension plans: a defined contribution plan (open to new participants) and a defined benefit plan (closed to new participants since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are funded by the participants and by the sponsor, and managed by the IAPP. The main purpose of these plans is to supplement the retirement benefits of employees and management. In the quarter ended on March 31, 2008, the Company and its subsidiaries made contributions of R$621 (R$1,513 on March 31, 2007).

The surplus of assets of IAPP is booked by the Company in its financial statements, under "Other assets”, at the amount of R$18,503 (R$17,000 on March 31, 2007), amount estimated as maximum limit of its future utilization, and also considering the legal restrictions that prevent the return of a possible outstanding asset surplus, in the event of a winding up of the IAPP and for which there was no use by means of payment of pension plan benefits.

b)	Medical assistance benefits and others provided directly by the Company and subsidiaries

The Company and its subsidiaries directly provide medical assistance, reimbursement of medicine expenses and other benefits to retired employees, and such benefits are not being granted to new retirements. On March 31, 2008, the balances of R$99,717 and R$192,394 of the Parent Company and the Consolidated, respectively (R$97,420 and R$224,163 of the Parent Company and the Consolidated, respectively, on December 31, 2007) are recognized in the Company’s financial statements as “Other”, in Long-term Liabilities.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência – FAHZ.

The FAHZ’s primary objectives are to provide the sponsor’s employees and managers with medical/hospital and dental assistance, to sponsor professional specialization and graduation courses, and to maintain facilities that provide aid and assistance to the elderly, through direct actions or financial agreements with other entities.

The actuarial liabilities related to the benefits provided by the FAHZ were fully offset by its assets on March 31, 2008 at the same date, and the assets surplus was not recorded by the Company in its financial statements.

11.  SHAREHOLDERS' EQUITY

a)	Change in the shareholders’ equity of the Parent Company:

	Subscribed and Paid- up Capital Stock	Capital Reserve	Legal Reserve	Shares held in treasury	Statutory Reserve for Investments	Retained earnings	Total

On December 31, 2007	6,105,207	9,952,577	208,832	(1,158,869)	2,312,203	-	17,419,950
AFAC related to the share plan	-	81	-	-	-	-	81
Share buyback	-	-	-	(514,689)	-	-	(514,689)
Dividends as interest attributed to shareholders’ equity	-	-	-	-	-	(263,133)	(263,133)
Net income in the period	-	-	-	-	-	743,824	743,824
On March 31, 2008	6,105,207	9,952,658	208,832	(1,673,558)	2,312,203	480,691	17,386,033

b)	Subscribed and paid-in capital stock

On March 31, 2008, the Company’s capital stock, at the amount of R$6,105,207, was represented by 624,417 thousand shares of which 345,055 thousand are common shares and 279,362 thousand are preferred shares, all of them non-par registered shares.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Authorized capital

The Company is authorized to increase its capital stock up to 700,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which shall resolve on the payment conditions, characteristics of shares to be issued and issuance price, and shall also establish whether the capital stock shall be increased by means of public or private subscription.

d)	Treasury shares

During the period ended March 31, 2008, the Company acquired in the market 1,376 thousand preferred shares at the weighted average cost of R$120.59, the maximum cost being R$126.52, and the minimum cost being R$114.99, and 183 thousand common shares at the weighted average cost of R$110.13, the maximum cost being R$110.50 and the minimum cost being R$110.00.

Changes in the Company’s treasury shares during the year ended on March 31, 2008 were as follows:

	Number of shares – per thousand shares
Description	Preferred	Common	Total	R$
On December 31, 2007	7,668	1,191	8,859	1,158,869
Movements occurred in the year:
Share buyback related to the Plan	2,000	422	2,422	328,499
Share acquisitions - Market	1,376	183	1,559	186,190
On March 31, 2008	11,044	1,796	12,840	1,673,558

On March 03, 2008, the closing of the share buyback program launched on December 12, 2007 was approved. On this same date, the Company launched a new buyback program to acquire common and preferred shares issued by itself, up to the amount of R$750,000, to be ended on February 26, 2009, in compliance with CVM Instruction no. 10/80 and its subsequent amendments.

12.  SHARE ACQUISITION PLAN (“PLAN”)

AmBev maintains a plan for purchase of shares by employees, in order to align the interests of shareholders with those of employees. The Plan is managed by the Board of Directors. The Board of Directors periodically creates share acquisition plans, defining the terms and categories of employees to be benefited, and determines the price for which the shares will be purchased.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The options granted as from 2006 have a vesting period of 5 years and expire 10 years after the grant date. Should the existing labor agreement come to an end, the rights to the stock options expire under certain conditions. Regarding the shares purchased by the employees, the Company has the right to buy them back based on the Plan’s clauses.

The beneficiaries of share purchase rights granted as from 2003 are no longer entitled to advances for the purchase of shares. On March 31, 2008, the outstanding balance of advances to employees for the purchase of shares refers to the plans granted before 2003, and amounts to R$36,344 in the consolidated (R$41,579 on December 31, 2007). The loans are guaranteed by the shares purchased.

Movements in outstanding share options for the year ended on March 31, 2008 were as follows:

	Share purchase option – per thousand shares
	2008		2007
Description	Preferred	Common	Preferred	Common
Balance of share purchase options exercisable at the beginning of the year	2,296	155	243,383	33,825
Reverse split (*)	-	-	(240,949)	(33,487)
Movements occurred during the year:
Exercised	-	-	(614)	(123)
Cancelled	(6)	-	(390)	(60)
Granted	-	-	866	-
Balance of share purchase options exercisable at the end of the year	2,290	155	2,296	155

(*) Reverse split at the ratio of 100 per 1

13.  TREASURY

a)	Overview

The Company and its subsidiaries hold certain amounts of cash and cash equivalents in foreign currency, and carry out currency and interest swap operations and currency commodities and forward operations to hedge against the effects of exchange rate variations on the consolidated exposure to foreign currency, interest rate fluctuations, and changes in raw materials prices, particularly aluminum, sugar and wheat.

The instruments mentioned above are contracted for protection purposes, which does not prevent that redemptions may occur at any time, although the Company really intents to bring them until the end of operation to be protected.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

b)	Derivative instruments

The Company, in order to reduce the risks of exposure to certain fluctuations in exchange rates, interest and commodities, contracts derivative instruments. On March 31, 2008, the amounts contracted as derivative instruments are as follows:

	3.31.08	12.31.07
Currency hedge (i)
Reais/US$	2,632,380	2,412,646
Reais/Yen	502,127	339,408
Reais/Euros	476,090	494,733
Argentine pesos/US$	240,279	253,029
Argentine pesos /EUR	-	4,071
Venezuelan Bolívar/US$	46,813	53,027
Chilean Peso/US$	22,435	23,615
Uruguayan Peso/US$	55,645	37,998
CAD/US$	270,425	159,608
CAD/R$	1,323,124	1,485,294
Peruvian Sol/US$	54,389	55,080

Interest rate hedge (i)
CDI x Fixed Rate	631,028	700,772
Fixed Rate / Canadian Bankers Acceptance	710,240	751,295

Commodities hedge (i)
Aluminum	433,477	314,195
Sugar	112,184	94,022
Wheat	21,846	(23,922)
Corn	1,690	-
	7,534,172	7,154,871

(i) The above operations were determined base on the market value of financial instruments of currency, interest rate and commodities hedge

As of March 31, 2008, unrealized gains on variable income on derivative operations were limited to the lower value between the “curve” of instruments and the respective market value, in accordance with the Brazilian Corporation Law.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Had the Company recorded its derivative instruments at market value, it would have recorded, for the year ended on March 31, 2008, an additional gain of R$170,590 (R$164,834 on December 31, 2007), presented as follows:

Financial instruments	Book value	Market	Unrealized variable gains

Public bonds	190,007	204,281	14,274
Swaps/forwards	(43,781)	(34,217)	9,564
Forward R$ x CAD Labatt Canada	237,257	385,574	148,317
Cross Currency Swap Labatt Canada (*)	(129,965)	(131,530)	(1,565)
	253,518	424,108	170,590

(*) Swaps for the conversion of the Notes issued at fixed interest in US dollars to fluctuating interest in Canadian dollars.

ii.	Commodities and currency hedge

These operations have the specific purpose of reduce the Company’s exposure to the fluctuation of raw material prices denominated in foreign currency to be acquired. Net results of such operations determined at cost value (corresponding to its market value) of these operations are deferred and recognized in the statement of income, when sale of corresponding product occurs.

During the year ended on March 31, 2008, the effect relating to the commodities and currency hedge operations recorded in the statement of income as “Cost of goods sold” were:

Description	Decrease/(Increase) in the cost of goods sold

Currency hedge	(53,937)
Hedge of aluminum	(6,048)
Hedge of sugar	3,529
Hedge of wheat	(5,367)
(61,823)

On March 31, 2008 unrealized losses in the amount of R$10,049 were deferred, in “Other assets”. Such loss shall be recognized at debit of the Company’s result: the amount of (R$8,724) in “Cost of goods sold”, when corresponding finished products are sold and the remaining balance at operating expense, as this is hedge of goods.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Financial liabilities

The Company’s financial liabilities, mainly represented by bonds and financing operations, are recorded at cost value, monetarily restated at initial interest rates contracted, plus monetary and exchange variations, according to closing indexes for each period.

Had the Company used a method where its financial liabilities could be recognized at market value, it would have recognized an additional loss, before income and social contribution taxes, of approximately R$430,185 on March 31, 2008, (R$466,492 on December 31, 2007), as presented below:

Financial liabilities	Book value	Market value	Difference

Series A Notes (i)	271,930	274,389	(2,459)
Series B Notes (ii)	85,106	85,579	(473)
Senior Notes – BRI (iii)	151,148	176,239	(25,091)
International financings (other currencies) (iv)	1,834,694	1,834,694	-
Financings in Reais	1,407,027	1,510,519	(103,492)
Agro-industrial credit (iv)	487,933	487,933	-
BNDES/FINEP/EGF (iv)	347,137	347,137	-
Resolution 63 / Compror 63 (iv)	1,465,319	1,464,708	611
Bond 2017	305,225	267,317	37,908
Bond 2011 and Bond 2013	1,784,614	2,121,803	(337,189)
Debentures	2,119,521	2,119,521	-

	10,259,654	10,689,839	(430,185)

(i)	Series A Bank Notes entered into by Labatt Canada in US dollars.
(ii)	Series B Bank Notes entered into by Labatt Canada in Canadian dollars.
(iii)	Private Bonds entered into by Brewers Retail Inc. (BRI) and proportionally consolidated by Labatt Canada in Canadian dollars.
(iv)	Loans for which book value and market value are similar.

The criterion used to determine the market value of the bonds was based on quotations of investment brokers, on quotations of banks which provide services to AmBev and Labatt Canada and on the secondary market value of bonds on the reference date as of March 31, 2008, approximately 119.73% of face value for Bond 2011, 116.31% for Bond 2013 and 87.34% for Bond 2017 (116.75% for Bond 2011, 116.67% for Bond 2013 and 86.91% for Bond 17, on December 31, 2007); to the Series A Notes and Series B Notes of Labatt Canada, the prices were determined based on the discounted cash flow at present value, by using market rates available for Labatt Canada for similar instruments.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

d)	Financial income and expenses

	Parent Company		Consolidated
	03.31.08	03.31.07	03.31.08	03.31.07
Financial income
Exchange variation on financial investments	-	-	(3,021)	(13,265)
Interest on cash and cash equivalents	9,862	9,156	31,482	29,401
Financial charges on taxes, contributions and judicial deposits	4,329	3,513	26,862	8,098
Interest on advances to employees for the purchase of shares	1,741	2,159	1,754	2,170
Interest and exchange variation on loans	-	44,529	-	1,468
Other	3,816	730	14,297	1,199

	19,748	60,087	71,374	29,071
Financial expenses
Exchange variation on financings	(42,254)	110,525	(124,194)	67,734
Net losses on derivative instruments	(4,653)	(167,296)	68,687	(99,409)
Interest on debts in foreign currency	(69,568)	(70,649)	(122,192)	(120,778)
Interest on debts in reais	(78,549)	(79,146)	(132,911)	(120,149)
Interest and exchange rate variation on loans	(48,766)	-	(1,766)	-
Taxes on financial transactions	(5,920)	(25,754)	(15,333)	(36,272)
Financial charges on contingencies and other	(1,169)	(3,381)	(3,599)	(5,418)
Other	(11,692)	(6,821)	(12,294)	(10,981)

	(262,571)	(242.522)	(343,602)	(325,273)
Net financial income	(242,823)	(182,435)	(272,228)	(296,202)

e)	Concentration of credit risk

A substantial part of the Company’s sales is related to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the large spread in the number of customers and control procedures to monitor this risk. Historically, the Company does not record significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, not allowing credit concentration, i.e., the credit risk is monitored and minimized as the negotiations are carried out only with a select group of counterparties highly qualified. At Labatt Canada, compensation agreements are entered into with its counterparties, allowing them to settle derivative financial assets and liabilities in the event of default.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

14.  INCOME AND SOCIAL CONTRIBUTION TAXES

a)	Reconciliation of consolidated income and social contribution taxes expenses with their nominal amounts rates

	Year ended on March 31
	2008	2007
Consolidated net income before income and social contribution taxes	1,114,236	1,067,673
Statutory profit sharing and contributions	(15,908)	9,616
Consolidated net income before income and social contribution taxes and minority interest	1,098,328	1,077,289

Expense with income and social contribution taxes at nominal rates (34%)	(373,432)	(366,278)
Adjustments to obtain the effective rate resulting from permanent differences:
Goodwill amortization, non-deductible portion (i)	(130,601)	(121,569)
Foreign subsidiaries’ income not subject to taxation	22,280	(2,763)
Interest attributed to shareholders’ equity	89,465	81,267
Equity gains in subsidiaries	17,311	16,933
Exchange variation on investments	(5,870)	(22,227)
Permanent additions and exclusions and other	40,191	(8,345)
Income and social contribution taxes expenses	(340,656)	(422,982)

(i)
The amortization of indeductible goodwill comprises the effects of Labatt ApS in Labatt Canada, totaling R$321,173 in the period ended on March 31, 2008 (R$282,362 on March 31, 2007), generating a tax effect as it is not deductible, totaling R$109,199 (R$96,003 in March 31, 2007).

b)	Breakdown of benefit (expenses) of income and social contribution taxes on net income

	Parent Company		Consolidated
	2008	2007	2008	2007

Current	(60,921)	(27,493)	(230,485)	(201,081)
Deferred	(71,578)	(200,985)	(110,171)	(221,901)
Total	(132,499)	(228,478)	(340,656)	(422,982)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c)	Deferred taxes balances

Deferred income and social contribution taxes are recorded to reflect future tax effects on temporary differences between fiscal and accounting basis related to assets and liabilities.

According to CVM Instruction 371, as of June 27, 2002, the Company, based on the expectation of future taxable profits, determined by technical studies approved by the management, also recognized tax assets related to tax losses carryforward and negative basis of social contribution, which do not expire and whose utilization is limited to 30% of annual taxable income. The deferred tax assets accounting balance is reviewed periodically and projections are evaluated annually. Should there be relevant factors, which may modify those projections, they are evaluated by the Company during the fiscal year.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The income and social contribution taxes were calculation based on:

	Parent Company		Consolidated
	03.31.08	12.31.07	03.31.08	12.31.07
Current assets
Tax losses carryforwards	60,001	60,001	192,000	157,050
Temporary differences:
Goodwill future profitability – Mergers	350,770	350,770	350,770	350,770
Provision for interests attributed to shareholders’ equity	89,439	-	89,439	-
Provision for restructuring	-	-	10,422	11,536
Provision for employees profit sharing	7,262	29,459	10,201	32,265
Provision for marketing and selling expenses	103,362	57,871	105,010	57,872
Others	31,350	37,834	33,259	40,232
	642,184	535,935	791,101	649,725

Long-term assets
Tax losses carryforwards	69,491	107,866	515,847	624,666
Temporary differences:
Provision for losses on tax incentives	3,085	3,085	7,619	7,619
Goodwill future profitability – Mergers	1,735,524	1,822,470	1,735,524	1,822,470
Provision for benefits to employees	33,904	33,123	59,500	68,834
Provision for losses on properties held for sale	12,307	12,307	12,704	12,704
Provision for losses on hedge	101,403	159,933	101,403	159,933
Allowance for doubtful accounts	9,293	8,959	9,935	10,466
Other temporary provisions	179,208	174,240	281,021	277,276
Others	12,175	13,285	88,493	52,810
	2,156,390	2,335,268	2,812,046	3,036,778

Long-term liabilities
Temporary differences	-	-	33,982	34,290
Accelerated depreciation	17,521	18,571	123,048	97,195
	17,521	18,571	157,030	131,485

The management considers that deferred tax assets on temporary differences will be realized proportionally to the ultimate conclusion of contingencies and events that originated them.

Based on technical studies of projections of future taxable income determined according to CVM Instruction 371, the Company estimates to recover the deferred tax assets on tax losses carryforwards of the parent company and subsidiaries located in Brazil and abroad, in the following years:

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Amounts in millions of Reais
Year	2009	2010	2011	2012	Total
Amount	223	243	24	26	516

The balance of deferred income tax assets as of March 31, 2008 includes the total effect of tax loss carryforward of Brazilian subsidiaries, including the balance from the acquisition of Cervejarias Cintra Indústria e Comércio Ltda, held in May 2007 which have no expiration dates and are available for offset against future taxable income. Part of tax benefit corresponding to the tax loss carryforward of subsidiaries abroad was not recorded as an asset, as management cannot determine whether its realization is probable.

15.  COMMITMENTS WITH SUPPLIERS

The Company holds agreements with certain suppliers to acquire certain quantities of materials that are important for the production and packaging processes, such as plastics for PET bottles, aluminum, natural gas and property, plant and equipment.

The Company has the following commitments assumed with suppliers:

On March 31, 2008
Year	2008	2009	2010	2011	Total
Amount	1,487,641	1,325,981	1,192,631	159,317	4,165,570

On December 31, 2007
Year	2008	2009	2010	2011	Total
Amount	1,777,305	884,246	898,200	7,260	3,567,011

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2  COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV   02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

16.  OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	03.31.08	03.31.07	03.31.08	03.31.07
Operating income
Subsidy for investments of subsidiary	48,397	47,088	50,913	49,788
Exchange rate variation on investments overseas	-	-	77.219	-
Negative goodwill on the advanced settlement of tax benefit	2,818	2,953	2,818	2,953
Reversal for losses from investments	12,322	-	-	-
Other	1,224	1,739	5,368	4,432
	64,761	51,780	136,318	57,173
Operating Expenses
Goodwill amortization	(23,407)	(58,648)	(413,699)	(397,362)
Exchange variation on investments abroad	(7,934)	(23,632)	-	(14,290)
Provision for inventory losses	-	(3,480)	-	(3,480)
PIS / Cofins on other revenues	(387)	(453)	(405)	(1,966)
Other	(820)	-	(6,670)	(9,669)
	(32,548)	(86,213)	(420,774)	(426,767)
Other operating income (expenses), net	32,213	(34,433)	(284,456)	(369,594)

17.  NON-OPERATING INCOME (EXPENSES), NET

	Parent Company		Consolidated
	03.31.08	03.31.07	03.31.08	03.31.07
Non-operating income
Gain from the interest in investees	-	10	19	16
Gain from the disposal of property, plant and equipment	-	792	4,235	1,871
Gain from the disposal of real estate held for sale	-	8,536	-	7,355
Other	249	302	709	628
	249	9,640	4,963	9,870

Non-operating expenses
Provision for losses on permanent assets	(208)	-	(288)	-
Loss in the disposal of permanent assets	(1,879)	-	-	-
Provision for losses on other investments	-	-	(3,436)	-
Provision for restructuring	-	-	(4,072)	(1,293)
Other	-	(190)	(442)	(945)
	(2,087)	(190)	(8,238)	(2,238)

Total non-operating income (expenses), net	(1,838)	9,450	(3,275)	7,632

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

18.	INSURANCE

The Company and its subsidiaries maintain standard programs of security, training, environment and quality in all its units, in order among other purposes, to reduce risks of accidents. In addition, it maintains insurance agreements, which coverage is determined by experts taking into consideration the nature and degree of risks, for amounts deemed sufficient to cover occasional significant losses on its assets and liabilities. Due to their nature, risk assumptions are not included in the scope of a financial statements audit, and therefore were not reviewed by our independent auditors.

19.	SUBSEQUENT EVENTS

a) Dividends and Interest Attributed to Shareholders’ Equity

The Board of Directors’ Meeting held on April 03, 2008 approved the distribution of: (i) dividends, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$1.33 per common share and R$1.463 per preferred share, without withholding income tax, pursuant to the law in force; and (ii) interest attributed to shareholders’ equity (“JCP”), related to the period from January to March 2008, to be deducted from the investment reserve and allocated to the minimum mandatory dividends of the fiscal year 2008, at the ratio of R$0.40 per common share and R$0.44 per preferred share. The distribution of JCP was taxed pursuant to the law in force, resulting in a net distribution of JCP of R$0.34 per common share and R$0.274 per preferred share.

The abovementioned payments were made as from April 28, 2008 (by referendum of the next Annual General Meeting relating to the fiscal year that will end on December 31, 2008), based on the shareholding April 14, 2008, for the shareholders of Bovespa and on April 17, 2008, for the shareholders of NYSE, without monetary restatement. The shares and ADRs will be traded ex-dividends as of April 15, 2008.

b) Increase in the capital stock with the use of reserve

The Extraordinary Shareholders’ Meeting held on April 28, 2008 approved the issue of 1,813,569 common shares and 851,980 preferred shares, at the issue price of R$111.48 and R$123.30, respectively, to be subscribed and paid-up by Interbrew International B.V and AmBrew S/A, both subsidiaries of InBev N.V./S.A., the parent company of the Company, through the partial capitalization of the fiscal benefit accrued by the Company, with the partial amortization of the Special Goodwill Reserve – IN 319/99 in the fiscal year of 2007, pursuant to the caput of Article 7 of CVM Instruction 319/99, resulting in an increase in the capital stock from R$6,105,207 to R$6,412,442.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

04.01 - NOTES TO THE FINANCIAL STATEMENTS

c) Public distribution of the first issue of Commercial Promissory Notes

The Company’s Board of Directors’ Meeting held on April 3, 2008 approved the public distribution of the 1st Issue of Commercial Promissory Notes, as follows:

Issue value: R$1,500,000,000.00;
Tranche: Single tranche;
Amount: Thirty (30) Promissory Notes;
Unitary Nominal Value: R$50,000,000.00 (at the issue date);
Issue date: The effective subscription and payment date;
Maturity: Three hundred and sixty (360) days as of the issue;
Subscription price: Unit nominal value;
Issue registration at the CVM: Filed on April 7, 2008.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1	Total Assets	34,269,749	35,475,750
1.01	Current Assets	6,884,845	7,880,385
1.01.01	Available funds	1,895,526	2,308,229
1.01.01.01	Cash and cash equivalents	1,895,526	2,308,229
1.01.02	Credits	1,616,833	2,537,169
1.01.02.01	Clients	965,354	1,623,056
1.01.02.02	Sundry Credits	651,479	914,113
1.01.02.02.01	Securities	140,261	174,806
1.01.02.02.02	Taxes recoverable	511,218	739,307
1.01.03	Inventories	1,599,086	1,457,839
1.01.03.01	Finished products	434,810	362,581
1.01.03.02	Work in process	92,265	87,161
1.01.03.03	Raw materials	648,885	660,751
1.01.03.04	Production materials	276,698	236,551
1.01.03.05	Supplies and other	157,582	138,453
1.01.03.06	Provision for losses	(11,154)	(27,658)
1.01.04	Other	1,773,400	1,577,148
1.01.04.01	Dividends and/or Interest attributed to shareholders’ equity	0	0
1.01.04.02	Deferred income and social contribution taxes	791,101	649,725
1.01.04.03	Prepaid expenses	471,390	331,592
1.01.04.04	Deferred result of financial instruments	78,547	126,393
1.01.04.05	Other assets	432,362	469,438
1.02	Non-current assets	27,384,904	27,595,365
1.02.01	Long-term assets	4,214,391	4,347,358
1.02.01.01	Sundry Credits	3,751,967	3,869,667
1.02.01.01.01	Compulsory, judicial deposits and tax incentives	423,524	405,570
1.02.01.01.02	Advances to employees for the purchase of shares	36,344	41,579
1.02.01.01.03	Deferred income and social contribution taxes	2,812,046	3,036,778
1.02.01.01.04	Financial investments	242,796	240,590
1.02.01.01.05	Deferred result of financial instruments	237,257	145,150
1.02.01.02	Credits with Related Parties	237	712
1.02.01.02.01	Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	237	712
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	462,187	476,979
1.02.01.03.01	Assets held for sale	101,181	102,981
1.02.01.03.02	Prepaid expenses	117,819	123,273
1.02.01.03.03	Assets surplus - AmBev Institute	18,503	18,503
1.02.01.03.04	Recoverable taxes	200,909	207,257
1.02.01.03.04	Other assets	23,775	24,965
1.02.02	Permanent Assets	23,170,513	23,248,007

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)
1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1.02.02.01	Investments	15,133,591	15,042,872
1 .02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in direct and indirect associated companies – Goodwill	0	0
1.02.02.01.03	Interest in subsidiaries	18,113	19,528
1.02.02.01.04	Interest in subsidiaries – Goodwill	15,083,440	14,983,005
1.02.02.01.05	Other investments	32,038	40,339
1.02.02.02	Property, plant and equipment	5,504,950	5,593,343
1.02.02.03	Intangible assets	416,156	388,233
1.02.02.04	Deferred charges	2,115,816	2,223,559

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2	Total liabilities	34,269,749	35,475,750
2.01	Current liabilities	7,629,063	8,486,103
2.01.01	Loans and financings	2,963,990	2,420,807
2.01.02	Debentures	54,441	55,468
2.01.03	Suppliers	1,522,804	2,129,071
2.01.04	Taxes, charges and contributions	1,204,056	1,981,854
2.01.04.01	Income and social contribution taxes	247,091	720,862
2.01.04.02	Other taxes and contributions payable	956,965	1,260,992
2.01.05	Dividends payable	295,562	36,353
2.01.05.01	Dividends payable	14,006	15,791
2.01.05.02	Provision for interest attributed to shareholders’ equity	281,556	20,562
2.01.06	Provisions	208,157	270,423
2.01.07	Accounts payable to related parties	6,534	8,522
2.01.08	Other	1,373,519	1,583,605
2.01.08.01	Payroll, profit sharing and related charges	369,018	402,387
2.01.08.02	Unrealized loss on derivatives	360,284	709,278
2.01.08.03	Marketing accounts payable	322,508	181,209
2.01.08.04	Provision for restructuring	19,234	25,411
2.01.08.04	Other liabilities	302,475	265,320
2.02	Non-current liabilities	9,217,225	9,382,372
2.02.01	Long-term liabilities	9,021,866	9,225,857
2.02.01.01	Loans and financings	5,177,405	5,310,825
2.02.01.02	Debentures	2,065,080	2,065,080
2.02.01.03	Provisions	808,335	808,419
2.02.01.03.01	For contingencies	808,335	808,419
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	971,046	1,041,533
2.02.01.06.01	Deferral of taxes on sales	587,169	617,441
2.02.01.06.02	Provision for medical assistance benefits/Other	192,394	224,163
2.02.01.06.03	Deferred income and social contribution taxes	157,030	131,485
2.02.01.06.04	Deferred net income of debt swap operations	0	0
2.02.01.06.05	Other liabilities	34,453	68,444
2.02.02	Future taxable income	195,359	156,515
2.03	Non-controlling shareholders’ interest	37,428	187,325
2.04	Shareholders' equity	17,386,033	17,419,950
2.04.01	Paid-in capital stock	6,105,207	6,105,207
2.04.02	Capital reserves	8,279,100	8,793,708
2.04.02.01	Stock option premium	0	0
2.04.02.02	Goodwill in the subscription of shares	9,254,480	9,254,528
2.04.02.03	Tax incentives	698,178	698,049

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2.04.02.04	Treasury shares	(1,673,558)	(1,158,869)
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/direct and indirect associated companies	0	0
2.04.04	Profit reserves	2,521,035	2,521,035
2.04.04.01	Legal	208,832	208,832
2.04.04.02	Statutory	2,312,203	2,312,203
2.04.04.02.01	For investments	2,312,203	2,312,203
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other profit reserves	0	0
2.04.05	Retained earnings / accumulated losses	480,691	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.01	Gross sales and/or services	9,119,407	9,119,407	8,615,175	8,615,175
3.02	Gross sales deductions	(4,271,618)	(4,271,618)	(3,960,173)	(3,960,173)
3.03	Net sales and/or services	4,847,789	4,847,789	4,655,002	4,655,002
3.04	Cost of sales and/or services	(1,644,841)	(1,644,841)	(1,549,776)	(1,549,776)
3.05	Gross profit	3,202,948	3,202,948	3,105,226	3,105,226
3.06	Operating expenses/income	(2,085,437)	(2,085,437)	(2,045,185)	(2,045,185)
3.06.01	Selling	(1,042,821)	(1,042,821)	(984,923)	(984,923)
3.06.02	General and administrative	(502,632)	(502,632)	(394,578)	(394,578)
3.06.02.01	Administrative expenses	(195,420)	(195,420)	(188,859)	(188,859)
3.06.02.02	Management fees	(5,736)	(5,736)	8,946	8,946
3.06.02.03	Depreciation and amortization	(269,378)	(269,378)	(187,560)	(187,560)
3.06.02.04	Provision for contingencies	(32,098)	(32,098)	(27,105)	(27,105)
3.06.03	Financial	(272,228)	(272,228)	(296,202)	(296,202)
3.06.03.01	Financial income	71,374	71,374	29,071	29,071
3.06.03.02	Financial expenses	(343,602)	(343,602)	(325,273)	(325,273)
3.06.04	Other operating income	136,318	136,318	57,173	57,173
3.06.05	Other operating expenses	(420,774)	(420,774)	(426,767)	(426,767)
3.06.06	Equity accounting results	16,700	16,700	112	112
3.07	Operating income	1,117,511	1,117,511	1,060,041	1,060,041
3.08	Non-operating income	(3,275)	(3,275)	7,632	7,632
3.08.01	Income	4,963	4,963	9,870	9,870
3.08.02	Expenses	(8,238)	(8,238)	(2,238)	(2,238)
3.09	Income before taxes/profit sharing	1,114,236	1,114,236	1,067,673	1,067,673
3.10	Provision for income and social contribution taxes	(230,485)	(230,485)	(201,081)	(201,081)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 - 1/1/2007 to 3/31/2007
3.11	Deferred income tax	(110,171)	(110,171)	(221,901)	(221,901)
3.12	Statutory Contributions/Profit Sharing	(15,908)	(15,908)	9,616	9,616
3.12.01	Profit Sharing	(15,908)	(15,908)	9,616	9,616
3.12.01.01	Employees	(14,111)	(14,111)	8,814	8,814
3.12.01.02	Management	(1,797)	(1,797)	802	802
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(13,848)	(13,848)	(8,447)	(8,447)
3.15	Net income for the period	743,824	743,824	645,860	645,860
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	611,577	611,577	629,582	629,582
	EARNINGS PER SHARE (Reais)	1.21624	1.21624	1.02586	1.02586
	LOSS PER SHARE (Reais)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	C.R.B.S. S/A	56.228.356/0001-31	PRIVATE SUBSIDIARY	0,01	0,01	COMMERCIAL, INDUSTRIAL AND OTHER	3	765,961
02	DAHLEN S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.22	COMMERCIAL, INDUSTRIAL AND OTHER	480	480
03	BSA BEBIDAS LTDA.	00.838.818/0001-88	PRIVATE SUBSIDIARY	100.00	0.06	COMMERCIAL, INDUSTRIAL AND OTHER	31,595	31,595
04	AMBEV BRASIL BEBIDAS LTDA	73.082.158/0001-21	PRIVATE SUBSIDIARY	99.50	1.49	COMMERCIAL, INDUSTRIAL AND OTHER	77,084	77,084
05	ANEP ANTARTICA PAULISTA EMPREEND. E PAP	01.131.570/0001-83	PRIVATE SUBSIDIARY	100.00	0.63	COMMERCIAL, INDUSTRIAL AND OTHER	669,019	669,019
06	FRATELLI VITA BEBIDAS S/A	73.626.293/0001-90	PRIVATE SUBSIDIARY	77.85	1.95	COMMERCIAL, INDUSTRIAL AND OTHER	345	345
07	HOHNECK	. . / -	PRIVATE SUBSIDIARY	50.69	2.99	COMMERCIAL, INDUSTRIAL AND OTHER	602,468	602,468
08	AGREGA INTELIGÊNCIA EM COMPRAS LTDA.	04.294.012/0001-27	PRIVATE SUBSIDIARY	50.00	0.03	COMMERCIAL, INDUSTRIAL AND OTHER	55	55
09	GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA	. . / -	PRIVATE SUBSIDIARY	100.00	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	1	1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - AMBEV SHAREHOLDERS' EQUITY - %	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)	9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

10	AROSUCO AROMAS E SUCOS LTDA.	03.134.910/0001-55	PRIVATE SUBSIDIARY	99.70	3.57	COMMERCIAL, INDUSTRIAL AND OTHER	1	1
11	LABATT HOLDING APS	. . / -	PRIVATE SUBSIDIARY	99.99	70.38	COMMERCIAL, INDUSTRIAL AND OTHER	1,000,017	1,000,017
12	MALTARIA PAMPA S/A	. . / -	PRIVATE SUBSIDIARY	60.00	0.70	COMMERCIAL, INDUSTRIAL AND OTHER	1,439,147	1,439,147
13	EAGLE DISTRIBUIDORA DE BEBIDAS LTDA.	12.268.405/0001-94	PRIVATE SUBSIDIARY	99.96	10.52	COMMERCIAL, INDUSTRIAL AND OTHER	278	278
14	LAMBIC HOLDING	. . / -	PRIVATE SUBSIDIARY	87.09	2.04	COMMERCIAL, INDUSTRIAL AND OTHER	13,641	13,641
15	FAZENDA DO POÇO S/S-AGRÍCOLA E FLOREST.	04.768.362/0001-88	PRIVATE SUBSIDIARY	91,41	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	967	967
16	QUILMES INDUSTRIAL S.A	. . / -	PRIVATE SUBSIDIARY	42.43	3.91		459,039	373,520
17	AMBEV INTERNATIONAL.	. . / -	PRIVATE SUBSIDIARY	100.00	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	50	50
18	OBRINVEST - OBRAS E INVESTIMENTOS S/A	. . / -	PRIVATE SUBSIDIARY	100.00	0.00	COMMERCIAL, INDUSTRIAL AND OTHER	10	10

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 - CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	01
2 - No. ORDER	1
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/030
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	1
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 101.75% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	817,050
15- NUMBER OF SECURITIES ISSUED (UNIT)	81,705
16 - OUTSTANDING SECURITIES (UNIT)	81,705
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 – COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

10.01 – CHARACTERISTIC OF PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1- ITEM	02
2 - No. ORDER	2
3 - No. REGISTRY AT CVM	CVM/SRE/DEB/2006/031
4 - REGISTRY DATE AT CVM	07/28/2006
5 - ISSUED SERIES	2
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	07/01/2006
9 - EXPIRATION DATE	07/01/2012
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - CONDITION OF CURRENT REMUNERATION	Interest on 102.50% of the CDI Rate
12 - PREMIUM/NEGATIVE GOODWILL
13 - NOMINAL VALUE (Reais)	10,000.00
14- AMOUNT ISSUED (Thousands of Reais)	1,248,030
15- NUMBER OF SECURITIES ISSUED (UNIT)	124,803
16 - OUTSTANDING SECURITIES (UNIT)	124,803
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – SECURITIES TO BE DISTRIBUTED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

STATEMENTS OF CONSOLIDATED CASH FLOWS
For the quarters ended on March 31, 2008 and 2007

In thousands of Reais
	3.31.08	3.31.07
Operating activities
Net income for the quarter	743,824	645,860
Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization of deferred charges	384,488	289,803
Amortized goodwill, net of realized negative goodwill	413,699	397,362
Tax, labor and other contingencies	32,098	27,105
Financial charges on tax and fiscal contingencies	2,289	4,231
Gain from the settlement of tax incentives	(2,818)	(2,953)
Financial charges and variations on the stock ownership plan	(1,754)	(2,170)
Financial charges and variations on taxes and contributions	16,443	(3,003)
Loss (gain) in the disposal and write-off of permanent assets	20,509	51,015
Provision for losses in inventories and permanent assets	3,724	3,480
Exchange rate variation and charges on financings	241,880	91,938
Exchange variation and unrealized gains (losses) on financial assets	(226,737)	(27,945)
Decrease in deferred income and social contribution taxes	110,171	221,901
Exchange rate gains or losses on subsidiaries abroad that do not affect cash	(77,219)	14,290
Minority interest	13,848	8,447
Equity in the results of subsidiaries	(16,700)	(112)
Interest gain (loss) in subsidiaries	(19)	(16)
Provision for restructuring	4,072	1,293
Tax recovery	405	1,966
Decrease (increase) in assets
Trade accounts receivable	624,634	536,690
Taxes recoverable	24,449	(37,416)
Inventories	(154,349)	(23,674)
Judicial deposits	(15,562)	(9,416)
Other	(117,224)	(45,180)

Increase (decrease) in liabilities
Suppliers	(596,226)	(279,643)
Salaries, profit sharing and social charges	(27,632)	(95,251)
Income tax, social contribution and other taxes	(543,175)	(331,813)
Contingencies paid	(43,552)	(27,128)
Other	(45,317)	(81,800)

Cash generated by operating activities	768,249	1,327,861

Investing activities
Marketable securities, maturity over 90 days	31,486	64,591
Acquisition of investments, net of acquired cash	(636,367)	(364,413)
Disposal of property, plant and equipment and investments	16,509	6,772
Acquisition of property, plant and equipment	(244,941)	(189,498)
Expenditures on deferred charges	(5,263)	(3,146)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

16.01 - OTHER INFORMATION DEEMED AS REVELANT BY THE COMPANY

Cash used in investing activities	(838,576)	(485,694)

Financing activities
Financings
Issuance	2,815,615	2,588,174
Repayments	(2,604,696)	(2,064,541)
Changes in the capital of minority shareholders	(43,340)	1,155
Advance for future capital increase (AFAC)	-	774
Advances to employees for purchase of shares	1,509	16,226
Share buyback	(508,784)	(765,613)
Payment of dividends and interest attributed to shareholders’ equity	(2,718)	(440,948)

Cash used in financing activities	(342,414)	(664,773)

Exchange rate gains or losses on cash	37	(26,801)

Increase (reduction) in cash and cash equivalents	(412,704)	150,593

Opening balance of cash and cash equivalents	2,308,229	1,538,928
Closing balance of cash and cash equivalents	1,895,525	1,689,521

Increase (reduction) in cash and cash equivalents	412,704	150,593

Additional information on cash flow
Payment of interest on loans	196,753	174,453
Payment of income and social contribution taxes on net profits	245,660	215,868

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

Report of Independent Auditors on Review

To
the Management of
Companhia de Bebidas das Américas - AmBev
São Paulo - SP

1.
We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Bebidas das Américas - AmBev and of this Company and its subsidiaries (consolidated information) related to the quarter ended March 31, 2008, including the balance sheets, the statements of income, the statement of consolidated cash flows, the performance report and footnotes, which are the responsibility of its management.

2.
Our review was performed in accordance with specific standards established by IBRACON - the Brazilian Institute of Independent Auditors, together with the Federal Accounting Council - CFC, and mainly consisted of: (a) inquiries and discussions with the persons responsible for the Company’s accounting, financial and operational areas as to the main criteria adopted for the preparation of the Quarterly Information; and (b) review of information and subsequent events that had or might have had material effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modification that should be made to the accounting information included in the Quarterly Information mentioned above for these to be in accordance with the rules established by the Brazilian Securities Commission – CVM specifically applicable to the preparation of the Quarterly Information, including CVM Instruction No. 469/08.

4.
As mentioned in Note 2a, on December 28, 2007, Law No. 11,638/07 was promulgated, which came into effect as from January 1, 2008. This Law changed, revoked and introduced new provisions to Law No. 6,404/76 (Brazilian Corporate Law), resulting in changes to the accounting practices adopted in Brazil. Although the referring Law has already came into effect, certain changes introduced by this Law depend on the issuance of formal guidance and definitions from the regulatory bodies before being applied by the companies. Consequently, at this transitional phase, the CVM, through CVM Instruction No. 469/08, allowed the non-application of all provisions introduced by Law 11,638/07 in the preparation of the Quarterly Information (ITR). Therefore, the accounting information included in the Quarterly Information for the quarter ended March 31, 2008, were prepared in accordance with specific CVM instructions and do not contemplate all changes to the accounting practices introduced by Law 11,638/07.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01811-2	COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV	02.808.708/0001-07

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

5.
As foreseen in article 3rd of CVM Instruction No. 469/08, the Company temporarily recorded fiscal incentives amounting to R$ 38,797, received as from January 1, 2008, within Deferred Income, which will be maintained in this account until CVM issues a specific guidance on this matter. Without qualifying our conclusion on the review report, we bring to attention the fact that the results of the Company may be affected by changes subsequent to March 31, 2008, to reflect the effects of these fiscal incentives, following the issuance of a formal guidance from CVM on this matter.

May 07, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo
Accountant CRC 1SP113939/O-8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Brazilian Corporate Law March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01811-2	2 - COMPANY NAME COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV	3 - CNPJ (Federal Tax ID) 02.808.708/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO THE FINANCIAL STATEMENTS	10
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	54
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	56
07	01	CONSOLIDATED STATEMENT OF INCOME	58
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	60
10	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	62
16	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	64
17	01	SPECIAL REVIEW REPORT	66
		C.R.B.S. S/A
		DAHLEN S/A
		BSA BEBIDAS LTDA
		AMBEV BRASIL BEBIDAS LTDA
		ANEP ANTARCTICA PAULISTA EMPREEND. E PAP
		FRATELLI VITA BEBIDAS S/A
		HOHNECK
		AGREGA INTELIGÊNCIA EM COMPRAS LTDA
		GOLDENSAND COM.SERV.SOC.UNIPESSOAL LDA
		AROSUCO AROMAS E SUCOS LTDA
		LABATT HOLDING APS
		MALTARIA PAMPA S/A
		EAGLE DISTRIBUIDORA DE BEBIDAS LTDA
		LAMBIC HOLDING
		FAZENDA DO POCO S/A AGRICOLA E FLOREST.
		QUILMES INDUSTRIAL S/A
		AMBEV INTERNATIONAL
		OBRINVEST - OBRAS E INVESTIMENTOS S/A	/68

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations